0-31146

03019579

ARS

7·24 solutions™

INC

APR 3 2003

P.E.
12/31/02

ANNUAL REPORT | 2002

Powering the Future of Mobility Services Today

Contents

This report contains statements of a forward looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. For Additional information, please see "Information Regarding Forward Looking Statements."

Chief Executive Officer's Letter



John J. Sims, CEO

Fellow Shareholders:

Amid the challenges of 2002, 724 Solutions undertook an ambitious effort to position our company in market segments where our investments would be in line with the long-term opportunities for growth. This effort led us to focus ourselves into two industry groups, financial services and mobile operators. With highly focused teams and a minimum of corporate overhead, we believe that we have positioned each of these businesses to succeed with highly attractive product sets in market segments that are demonstrating solid and growing market demand.

These decisions were not easy to implement, but we are committed to maximizing our shareholder value by aggressively moving the company towards profitability.

FINANCIAL SERVICES

724 Solutions is a pioneer in mobile financial services, and as such, we were fortunate to be in a position to learn with our customers what worked and what didn't work in this new mobile world. Based upon that learning, we significantly changed the focus of our financial services solutions away from user-initiated, browser-based solutions, to institution-initiated, notification-based solutions. These solutions, including Fraud Reduction and Collections Management, leverage our automated two-way alerting capability and provide our customers with a compelling return on investment (ROI). Transitions aren't always easy, but we are encouraged with the trials that we are engaged in with customers, and the opportunity they offer to build a recurring revenue stream.

We have also implemented these solutions in a way that leverages standard technologies and architectures, thus assuring compatibility and extensibility within the architectures already operated by our customers' IT departments. In addition, we round out our overall solution offerings through partnerships with industry leaders such as CSC, Intervoice and Fair Isaac.

724 Solutions remains committed to maintaining our exceptional customer base with the highest level of care, while seeking out new opportunities where actionable alerting solutions can benefit financial services to ensure strong customer relationships.

MOBILE NETWORK OPERATORS

Mobile Network Operators (MNO's) are faced with a number of challenges within their business. In particular, they expect to see a steady erosion of the Average Revenue Per User (ARPU) derived from the voice portion of their business, and look to offset this with the development of a healthy data services business. As they look at this, they understand fully that they must deploy faster, more capable IP-based networks and more user-friendly devices that will together allow for the delivery of more innovative new data services. This is the impetus for our offerings to the MNO industry.

As MNO's look at this next generation of data services, and its significance to their long-term viability, we believe that they will be driven to implement an infrastructure that delivers the highest levels of scalability and availability, and does so in a way that is flexible and leverages open standards. 724 Solutions believes that our X-treme Mobility Suite (XMS) offers MNO's a powerful set of infrastructure capabilities. This family of products allows MNO's to implement services that leverage technologies including WAP 1.X, WAP 2.0, SMS and MMS.

We take these products to the MNO sector in conjunction with industry leading partners. As an example, our alliance

Chief Executive Officer's Letter

with HP has resulted in the first ever commercially deployed WAP 2.0 data network in North America. Sprint, with their PCS Vision network, is a market leader in wireless data services and we believe they provide a good example of what many other MNO's will undertake in the coming year.

We continue to work on a global scale with HP to deliver a superior technology with flexible competitive pricing structures in line with customers' needs. In addition, our recent announcements in February concerning the successful interoperability testing with Nokia and our strategic OEM agreement with ZTE provide us with significant additional bandwidth to respond quickly to customer opportunities in many of the growth markets around the world.

PRUDENT COST MANAGEMENT

We have worked hard over the past year to create a balance of our investment in these two industry sectors with the opportunities that they provide. We have demonstrated our ability to restructure the costs of the business, and to control them at levels that make sense, and put the point of profitability within reach. This has resulted in a significant reduction in the number of employees worldwide, reductions that affected all levels of our organization. These kinds of changes are difficult, and we are very appreciative of all members of the 724 family, including those who had to leave over the past year. We are, however, very encouraged that we have a remaining group of employees that represent the best mobile data minds in the industry.

All of these changes have resulted in a 57% improvement in our quarterly proforma net operating expenses, from $18.7M in the fourth quarter of 2001 to $8.0M in the fourth quarter of 2002.

VISION FOR THE FUTURE

Our vision is clear. 724 Solutions has the technology, experience and industry knowledge to be a leader in powering mobile data infrastructure and solutions for the next generation of IP-based networks. We will continue to extend our early success as a credible player in the MNO infrastructure market and capitalize on our premier customer base in financial services.

We expect much of the financial services opportunity to come from North America, but the MNO opportunity to be truly a global opportunity and expect that we will pursue additional partnerships with global and regional leaders to fully embrace this opportunity. We believe that 2003, unless interrupted by the global political environment, will present a better environment for growth, but we caution that the short term could be bumpy as the market ramps and we work to fully implement our strategy.

We believe strongly that we are invested prudently in the right market segments, with the right products, and we are very committed to executing this strategy for long-term results to maximize value for the Company and its shareholders.

I thank you for your continued support.

Sincerely,
John Sims
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with our audited annual consolidated financial statements for the year ended December 31, 2002 and accompanying notes set forth elsewhere in this report. All financial information is presented in U.S. dollars.

Some of the statements set forth in this section are forward-looking statements relating to our future results of operations. Our actual results may vary from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements."

OVERVIEW

724 Solutions Inc. is a leading global provider of Internet infrastructure software and applications for the mobile Internet. We were incorporated in 1997 and in 1999 we introduced our initial financial services products and solutions. In 2001, we began offering our Alerts and our Mobile Internet Gateway products to mobile network operators. In October 2002, our products and solutions for the mobile network operators were re-branded as the X-treme family of products. These products consist of software applications and infrastructure software that enables the delivery of secure applications and mobile transaction solutions to a wide range of Internet enabled communications devices.

Today, our suite of products and services allows mobile network operators, financial institutions and other companies to capitalize on the mobile Internet by building and deploying revenue-generating services using our advanced network infrastructure products and personalized, secure mobile applications. With critical security features built in, our products and solutions can be quickly implemented and integrated with existing systems and scaled or expanded to accommodate future growth.

724 Solutions delivers reliable, scalable technology and solutions that allow mobile network operators to rapidly deploy flexible and open, next-generation IP-based network and data services.

Financial institutions use 724's financial solutions to enable an intelligent and proactive interaction with their retail and commercial banking clients, allowing these financial institutions to improve customer satisfaction and retention while at the same time lowering their operating costs.

Our customers currently include leading mobile network operators and financial institutions. With our corporate office in Toronto, Canada, we have development and sales offices around the world, including, Hong Kong, Germany, Switzerland, the United Kingdom and the United States.

DEVELOPMENTS IN 2002

RESTRUCTURING AND OTHER CHARGES

During 2002, we continued our cost reduction initiatives that we began in 2001. These efforts were implemented in order to reduce our overall operating costs and to realign our operating expenses and investments with a view to achieving operational profitability.

In the January 2002 phase of our restructuring program, we reduced our worldwide work force by 98 people, closed redundant facilities, wrote-down inventory assets that are no longer part of our future strategy and wrote-down unused fixed assets. In addition, as part of that phase of restructuring, we formed an alliance with Computer Sciences Corporation ("CSC"). CSC provides application hosting services to support our current hosting agreements and we work with CSC to assist our new customers with their hosting requirements. As a result of these transactions, we recorded $17.0 million in restructuring charges and $4.1 million relating to the write-down of redundant fixed assets.

In the August 2002 phase of our restructuring program, we initiated a further series of actions to reduce our operating costs, which we believe will help accelerate our path to profitability. These actions were undertaken in part to balance our investment across our two key markets, the mobile network operator and financial services markets. We reduced our workforce by approximately 100 people globally. With this latest reduction, we have re-aligned our workforce to allow us to continue to focus on delivering software applications and infrastructure software to mobile network operators while servicing our global installed base of financial services clients. As a result, in the third quarter of 2002, we recorded $3.6 million of restructuring charges and a $2.2 million write-down of redundant fixed assets. This restructuring charge was partially offset in the third quarter by a reversal of $400,000 related to a favorable outcome on a previously provided for lease settlement.

WRITE-DOWN OF LONG-TERM INVESTMENTS

During the year, we reviewed the carrying value of our long-term investments, which include minority investments in shares of privately held technology companies, and concluded that they had suffered an other than temporary decline in value. Accordingly, we recorded a $5.3 million non-cash charge as an other than temporary decline in the value of our long-term investments.

STOCK OPTION TENDER OFFER

In January 2002, because a large percentage of our outstanding options had exercise prices that were significantly higher than the prices at which our common shares then traded on the NASDAQ National Market and the Toronto Stock Exchange, we initiated a voluntary stock option exchange program. This program was offered to a majority of our employees, but not our directors, executive officers, selected senior personnel and some foreign-based employees who due to local regulations were ineligible to participate in an exchange program. Approximately 1.4 million options were tendered, accepted and cancelled under this program.

We recorded approximately $1.4 million in stock compensation expense during the first quarter of 2002 related to the immediate recognition of deferred stock-based compensation for those employees who chose to tender their options. In August 2002, we issued just under 1.2 million options under this program.

Also in August 2002, in connection with this program we made a special grant of options to our directors, executive officers, senior personnel and employees ineligible for the exchange program and who were still with the company at the time of the grant. We issued 2.7 million options under this program, 800,000 of which had been cancelled by December 31, 2002 as some recipients had left the Company.

See note 9 to our annual audited financial statements for the year ended December 31, 2002, for further details on the stock option exchange program.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting polices and financial disclosures. We have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting polices are described in Note 2 to our audited annual consolidated financial statements for the year ended December 31, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

REVENUE RECOGNITION

SOURCES OF REVENUE

We derive revenue from licensing our products and providing related services, including installation, integration, training, maintenance and support, and application hosting services. We recognize revenue from our license agreements when all the following conditions are met:

- We have an executed license agreement with the customer/reseller;
- We have delivered the software product to the customer/reseller;
- The amount of the fees to be paid by the customer/reseller is fixed and determinable; and
- Collection of these fees is deemed probable.

Typically, software license agreements are multiple element arrangements as they include related maintenance and implementation fees. Accordingly, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence of value (VSOE) of each element. For contracts for which we do not have sufficient VSOE, we use the residual method to record revenues. Under this method, as long as we have VSOE for all undelivered elements (typically, services and maintenance) we can record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

PRODUCT REVENUE

Product revenue consists of the following:

- Fixed License Fee Arrangement - a one-time license fee for a fixed number of copies or unlimited use of the software with a perpetual term. We typically recognize the upfront fees in the period the contract is executed or shortly thereafter.
- Variable License Fee Arrangement - a variable license fee based on a per user fee with or without specified quarterly minimum payments. We recognize revenue from these contracts on a quarterly basis as the amount is determined. Our revenue under this model will vary with the number of our customers' end users. However, over time, we believe that these fees will grow as our customers roll out services based on our products or solutions to substantial numbers of their customers.
- Reseller Arrangement - the reseller generally pays a non-refundable licensing fee for our software and/or a royalty fee based on the related number of users. We recognize revenue associated with non-refundable license fees when we have met our revenue recognition criteria for license agreements as outlined above.
- Solutions Arrangement - there are two key factors that distinguish what we consider to be a solutions sale versus a software and services sale. Firstly, in a solutions sale, there may initially be a higher mix of service revenue than in a software sale. Secondly, in a solutions sale the services include the development and implementation of customized software code and more complex interfaces than in a software sale, where the contracted services are primarily installation services. Recognition of revenue from such contracts will primarily be based on the percentage of work completed as described below under service revenue.

For licensing and services agreements that provide significant commitments to refunds and/or penalties on the services and/or license components should the system not perform according to expectations, we defer recognition of revenue for the amount subject to refund or penalty until we achieve contractually defined milestones or until customer acceptance has occurred, as the case may be for such agreements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES
Revenue from implementation and customer services includes fees for implementation of our product offerings, consulting and training services. In 2002, services revenue also included fees earned from consulting projects, which required us to build customized code and more complex interfaces than we would for a typical installation. Customers are charged a fee based on time and expenses. Revenue from implementation and customer service fees is recognized as the services are performed or deferred until we achieve contractually defined milestones or until customer acceptance has occurred, as the case may be for such contracts.

MAINTENANCE FEES
We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period. When associated with the variable fee license model, any maintenance payments will be recognized on a monthly basis as earned.

HOSTING FEES
We no longer provide hosting services directly, but instead have arranged an alliance with CSC, whereby CSC is our preferred hosting partner for current and future customer deployments where hosting is or will be required. Under our existing hosting contracts, we typically charge customers a monthly flat fee or a monthly fee based on the number of users. The fees are recognized on a monthly basis.

For a more detailed description of revenue recognition polices, refer to note 2 (c) of our annual audited consolidated financial statements for the year ended December 31, 2002.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles.

REVENUE

PRODUCT REVENUE
In the year ended December 31, 2002, product revenue decreased to $8.8 million from $27.1 million in 2001. Due to poor economic conditions, our customers were reluctant to make large upfront commitments on license fees, and we experienced a reduction in the number of customers deploying our products and solutions.

SERVICE REVENUE
Service revenue decreased to $11.9 million for the year ended December 31, 2002 from $16.8 million in 2001. The decrease in service revenue is due to the decline in the number of projects implemented by our customers and the continuing general weakness in the economy.

OPERATING EXPENSES

COST OF REVENUE
Cost of revenue (COR) consists primarily of personnel costs associated with customer support, training, and

implementations as well as amounts paid to third-party consulting firms for those services, together with an allocation of expenses for our facilities and administration. Cost of revenue also includes software licenses paid for third-party software used with our products.

Cost of revenue was $7.3 million for the year ended December 31, 2002, compared to $19.3 million in 2001. COR decreased in 2002 as the number of projects deployed was down and because we eliminated costs not essential to our focus on our two key markets, the mobile network operator and financial services markets.

RESEARCH AND DEVELOPMENT

Research and development expenses include compensation of software development teams working on the continuing enhancement of our products as well as our quality assurance and testing activities. These expenses also include independent contractors and consultants, software licensing expenses, and allocated operating expenses.

Research and development (R&D) decreased to $16.6 million for the year ended December 31, 2002 compared to $39.1 million in 2001. The decrease is a result of our 2001 and 2002 restructuring initiatives in which we reduced our R&D headcount and developed a more streamlined, integrated and focused product road map and reduced duplication in the R&D process. We continue to evaluate our R&D expenditure needs based on our new product architecture and services and the current market environment. R&D expense, as a percentage of revenue, was 80% for the year ended December 31, 2002, compared to 89% in 2001.

SALES AND MARKETING

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and allocated operating expenses.

Sales and marketing (S&M) expenses were $17.2 million for the year ended December 31, 2002 compared to $36.8 million in 2001. The decrease is a result of the reduction in the number of sales and marketing personnel and reduced spending on discretionary marketing programs as part of our restructuring efforts in 2001 and 2002. We continue to monitor our sales and marketing expenditures to ensure that they remain aligned with our targeted opportunities as well as prevailing market conditions.

GENERAL AND ADMINISTRATIVE

General and administrative (G&A) expenses include salaries and benefits for corporate personnel and other general and administrative expenses such as facilities, travel and professional consulting costs. Our corporate staff includes several of our executive officers and our financial planning and control, legal, human resources and corporate administration staff.

Our G&A expenses decreased to $7.0 million for the year ended December 31, 2002 compared to $15.9 million in 2001. The decrease in G&A expenses reflected our efforts in our restructuring initiatives to reduce complexity in our business and to make our infrastructure efficient in order to support our business in the current market environment.

DEPRECIATION AND AMORTIZATION

Depreciation expense was $5.1 million in the year ended December 31, 2002 compared to $8.1 million in 2001. The decrease is a result of the decommissioning of our redundant fixed assets and reductions in our capital expenditure budget as part of our restructuring initiatives.

Amortization expense decreased to $4.4 million for the year ended December 31, 2002, compared to $80.2 million in 2001. The decrease is attributable to lower amortization as a result of the write-down of intangibles and other assets in fiscal 2001 and the adoption of SFAS No. 142 and CICA Handbook section 3062, which require goodwill to be assessed for impairment only, rather than being amortized, on a prospective basis starting January 1, 2002 (see "Significant Accounting Policies" in the note to our consolidated financial statements). The amortization expense in 2002 represents the amortization of acquired technology, which is being amortized over a period of two to five years. As described in Note 7 of our consolidated financial statements, at the end of 2002, the carrying value of goodwill was $9.1 million and the carrying value of acquired technology was $3.5 million.

STOCK-BASED COMPENSATION

Stock-based compensation primarily represents amortization of deferred stock-based compensation that we recorded as a result of assuming, through our acquisitions, stock option plans that included unvested options and common shares. This stock based compensation is being amortized on a straight-line basis over the remaining vesting period of these options, which will end in 2003. Also included in stock-based compensation is the immediate recognition of stock compensation expense for those terminated employees who had options that immediately vested upon their termination, and the immediate recognition of the unamortized portion of the deferred stock compensation for those employees who tendered their options as part of our stock option exchange initiative in January 2002.

Stock-based compensation decreased to $17.8 million for year ended December 31, 2002, compared to $47.2 million in the comparative periods in 2001. The decrease in 2002 resulted mainly from the fact that the 2001 expense included significant charges related to the immediate recognition of deferred stock-based compensation associated with employees who were terminated as part of our restructuring plan in 2001.

RESTRUCTURING COSTS

With the downturn in general economic conditions, in the second quarter of 2001 we began to identify areas to reduce costs and to implement a restructuring initiative. We eliminated duplicate resources and positions, narrowed our product offerings and streamlined our operating processes. As a result of these efforts, in the year ended December 31, 2001, we recorded $16.5 million in restructuring costs. We continued with this restructuring in 2002 and, as a result, we recorded a restructuring charge of $20.6 million for year ended December 31, 2002. This was comprised of $7.4 million in hosting exit costs, the majority of which related to fees to be paid to CSC to assume the obligation to provide services under our hosting contracts; $8.0 million in employee severance charges; $2.5 million in lease exit costs related to the closing of several of our offices; and $2.7 million for the write-down of inventory assets that are no longer a part of our current business strategy. In addition, we recorded a $6.3 million charge in 2002 related to the decommissioning of our redundant fixed assets compared to $3.2 million in 2001. Included in our "Accrued Liabilities" as at December 31, 2002 is approximately $5.0 million in restructuring reserve. This includes severance costs of $1.0 million, lease exit costs of $1.5 million and hosting exit costs of $2.5 million. See note 16 to our annual audited consolidated financial statements for further details.

INTEREST INCOME

Interest income decreased to $751,000 for the year ended December 31, 2002, compared to $5.8 million in 2001. Interest was derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares. Interest income is net of interest expense relating to our note payable. Interest income decreased in 2002 compared to 2001 because we have reduced holdings of cash and cash equivalent balances and short-term investments and due to a significant decline in interest rates.

EQUITY IN LOSS OF AFFILIATE

Until October 2002, we owned 24.9% of the equity of Maptuit, Inc. We accounted for our investment in Maptuit using the equity method, which required us to adjust the original cost of the investment for our share of post-acquisition income and losses, less dividends, but only to the extent that the carrying value of the investment was not less than zero. As at December 31, 2001, the carrying value of Maptuit was zero, therefore we did not record additional losses of Maptuit for the year ended December 31, 2002. This compared to a loss of $1.6 million for the year ended December 31, 2001. In October 2002, we sold our interest in Maptuit for proceeds of $150,000.

NET LOSS

Our net loss decreased to $87.4 million for year ended December 31, 2002 compared to $554.2 million in 2001. Our net loss decreased due to the significant restructuring charges and write down of intangible assets recorded in 2001 and the substantial reduction in our operating expenses resulting from our restructuring initiatives. Also, we no longer amortize goodwill under SFAS No. 142 and CICA Handbook section 3062. If SFAS No. 142 and CICA Handbook section 3062 had been adopted in the year 2001, the loss in that year would have been $483.2 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUE

PRODUCT REVENUE

In the year ended December 31, 2001, product revenue increased to $27.1 million from $13.9 million in 2000. Product revenue increased in 2001 compared to 2000 as a result of our acquisition of TANTAU and the increase in the number of customers licensing our products. In addition, in 2000, our product offerings were limited to our banking and brokerage products, whereas in 2001, we generated more sales from our expanded suite of product offerings, including credit cards, alerts, payments and platform products. In 2001, we expanded our sales force and formed new relationships to gain customers outside of North America.

SERVICE REVENUE

Service revenue increased to $16.8 million in the year ended December 31, 2001 compared to $7.3 million in 2000. The change from 2000 was largely attributable to increases in consulting and implementation fees from additional customers and increases in maintenance fees due to growth in product sales. The increase in consulting and implementation fees resulted primarily from the additional implementation services performed in connection with our banking and brokerage, credit card, payments and alerts product offerings. In addition, in 2001, we derived consulting revenue from performing strategic consulting work relating to assisting a number of customers with their wireless and mobile offerings.

OPERATING EXPENSES

COST OF REVENUE

Cost of revenue was $19.3 million for the year ended December 31, 2001 compared to $12.6 million for 2000. The increase was mainly due to the fact that in 2001 we had more customers for whom we were performing consulting and implementation work than we did in 2000. Cost of revenue for the year ended December 31, 2001 was 44% of revenue compared to 59% for the same period in 2000.

RESEARCH AND DEVELOPMENT

Research and development (R&D) expenses increased to $39.1 million in the year ended December 31, 2001 compared to $28.9 million in 2000. The increase mainly reflected the growth in R&D personnel in the first six months of 2001 before the restructuring, mainly as a result of our acquisitions of Ezlogin, Spyonit and TANTAU. This increase also resulted from our investment in developing our "724 Payments" solution. R&D expense, as a percentage of revenue, was 89% for the year ended December 31, 2001 compared to 136% for the same period in 2000. The goals of the restructuring and realignment of our business in 2001, were to have a more streamlined, integrated and focused product road map and reduce duplication in the R&D process. We began to see benefits in our restructuring materialize in the third quarter of fiscal 2001 as R&D expenses decreased in absolute dollars from the second quarter of 2001, when the restructuring initiative began.

SALES AND MARKETING

Sales and marketing (S&M) expenses were $36.8 million for the year ended December 31, 2001 compared to $12.5 million in 2000. With the acquisition of TANTAU, these costs increased as we had additional sales personnel to manage our relationships with our major customers and strategic alliances and to expand our business in Europe and the Asia Pacific region. In addition, the increase in absolute dollars was attributable to our strategy of expanding our reach to new markets and of increasing our efforts to sell our suite of products. S&M expenses, as a percentage of revenues, increased to 84% in the year ended December 31, 2001 from 59% in 2000.

GENERAL AND ADMINISTRATIVE

Our G&A expenses increased to $15.9 million for the year ended December 31, 2001, from $13.9 million in 2000.

The increase in G&A expenses reflected expenditures incurred in the first two quarters of 2001, primarily related to the enhancement of our international infrastructure necessary to support our growing business as a result of acquiring TANTAU. G&A expenses as a percentage of revenues decreased to 36% for the year ended December 31, 2001 from 65% for 2000.

DEPRECIATION AND AMORTIZATION

Depreciation expense increased to $8.1 million in the year ended December 31, 2001, compared to $3.9 million in 2000. The increase reflected our capital spending in the first half of 2001, relating to equipment for our hosting facilities, computer hardware, office furniture and leasehold improvements at our facilities to support the additional personnel that we had hired and/or acquired through our acquisitions.

Amortization expense increased to $80.2 million for the year ended December 31, 2001 compared to $18.8 million in 2000. The increase was mainly due to the amortization of the goodwill and acquired intangibles from our acquisitions of Ezlogin, Spyonit and TANTAU. As a result of the write-down of our intangible and other assets in the year ended December 31, 2001, as described in Note 16 of our consolidated financial statements, we had at the end of 2001 approximately $9.1 million and $8.8 million as the carrying value of goodwill and acquired technology, respectively.

STOCK-BASED COMPENSATION

Stock-based compensation increased to $47.2 million for the year ended December 31, 2001 from $6.4 million in the same period of 2000. Most of the increase was attributed to the amortization of the deferred stock compensation recorded as part of the TANTAU acquisition in the first quarter (this amount is being amortized over a maximum period of two years, starting January 17, 2001) and the immediate recognition of stock compensation expense for those terminated employees who had options that vested immediately upon their termination.

RESTRUCTURING COSTS

With the downturn in general economic conditions, we worked to identify areas to reduce costs by eliminating duplicate resources and positions, narrowing our product offerings and streamlining our operating processes. As a result of this realignment, in the year ended December 31, 2001 we recorded a restructuring charge of $16.5 million related to employee severance and lease costs for the closing of several of our offices. In addition, we recorded $3.2 million related to the decommissioning of our redundant fixed assets and $3.6 million related to the immediate recognition of deferred stock based compensation expenses related to employees whose stock options vested upon termination of their employment. Included in our "Accrued Liabilities" at year end 2001 was approximately $8.9 million in restructuring reserve relating to unpaid severance costs and lease exit costs.

WRITE-DOWN OF INTANGIBLE AND OTHER ASSETS AND ACQUIRED BUSINESSES

We performed an assessment of the carrying values of intangible and other assets recorded in connection with our various acquisitions: TANTAU, Spyonit and ezlogin. The assessment was performed because a number of factors indicated that an impairment existed in the year ended December 31, 2001. The main indicators of impairment were the significant changes in valuations of companies in the technology sector, a reduction in the multiples used in valuing technology companies such as revenue multiples, significant negative industry and economic trends impacting both our current operations and expected future growth rates, and our decisions related to the abandonment of certain acquired technology. Based on these factors, we concluded that a significant other than temporary impairment existed with respect to our intangible assets, which primarily related to the goodwill and acquired technology associated with the acquisitions of Ezlogin, Spyonit and TANTAU.

In quantifying the impairment charge, we compared the expected future cash flows of each acquisition, including terminal value, to the respective carrying value of the assets of the business, including assigned goodwill. Variables in the cash flow included estimated revenue contribution to our overall revenue and estimated costs. The cash flow periods used ranged between three and five years, consistent with the useful life of the related asset acquired. The discount rate ranged between 15 and 20 percent and was based on the risk free rate, adjusted for risk factors of the acquired company.

As a result of our review, we determined that the carrying values of the acquired businesses were not fully recoverable. Accordingly, we recorded, in the year ended December 31, 2001, a $314.7 million write-down of intangible and other assets based on the amount by which the carrying amount of the intangible and other assets exceeded the fair value calculated as described in the preceding paragraph. The goodwill and intangible assets write-down primarily relates to the goodwill and intangible assets that arose in the businesses that we acquired primarily through the issuance of shares and replacement options which were valued, for accounting purposes, on the respective dates of the acquisition which was significantly higher than our share trading price at the time of determining the existence of an impairment.

ACQUIRED TECHNOLOGY

For year ended December 31, 2001, we performed a review of the carrying value of our "Web Application Event Framework" technology (WAEF) which we acquired from Webhelp in March 2001. During the course of the review, we considered our future use of WAEF, in light of the restructuring of our business and the downturn in the economy and concluded that the WAEF technology was not expected to be a part of our future strategy. As a result, we reduced the carrying value of this technology to zero and recorded a charge of $6.7 million.

INTEREST INCOME

Interest income decreased to $5.8 million in the year ended December 31, 2001, compared to $11.6 million in the same period of 2000. Interest was derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares, including, in particular, the proceeds from our initial public offering in the first quarter of 2000. Interest income decreased in 2001 compared to 2000 because we had smaller holdings of cash and cash equivalent balances and short-term investments.

EQUITY IN LOSS OF AFFILIATE

We owned 24.9% of the equity of Maptuit, as of December 31, 2001. Our investment in Maptuit was accounted for using the equity method. Our share in the net loss of Maptuit was $1.6 million compared to a net gain of $947,000 in 2000. The net gain in 2000 consisted of an equity loss of $943,000 offset by a dilution gain of $1.9 million recorded as a result of Maptuit financings in 2000.

WRITE-DOWN OF LONG-TERM INVESTMENTS

In the year ended December 31, 2001, we reviewed the carrying values of our long term investments. Due to adverse changes in operating market conditions, several of our long-term investments in other companies had experienced a significant other than temporary decline in their values. In order to determine the amount of the write-down, we assessed the fair market value of these investments and compared them to the investments' carrying values. The fair market value of these investments was based on a combination of the following:

- if public, recent trading prices and trend in trading prices;
- values indicated by recent rounds of financing in the investee company;
- valuations performed by the investee company or venture capitalists if the investee company is seeking a round of financing; and
- changes in the market value of the investment relative to industry indices.

For the year ended December 31, 2001, we realized losses on the sale of long-term investments of $4.6 million and recorded $10.0 million as an other than temporary decline in value of our long-term investments.

NET LOSS

We recorded a net loss of $554.2 million for the year ended December 31, 2001 compared to net loss of $63.3 million for 2000. Our net loss increased as we recorded significant non-cash charges for impairment in value of our intangible and other assets, other than temporary decline in value of our long-term investments and amortization of goodwill related to our acquisitions and as we invested heavily in building our infrastructure. In addition, prior to our adoption of our restructuring plan in June 2001, our research and development expenses and our sales and marketing expenses increased to meet required product delivery schedules and to expand our market share. In response to the downturn of the economy in 2001, which affected our operations and expected growth rates, we adopted a restructuring plan to realign our operations to eliminate duplicate resources. As a result of this decision, we recorded restructuring related charges in 2001 of $19.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities decreased to $46.5 million for the year ended December 31, 2002 compared to $86.7 million in 2001. The main reason for the decrease is that we have significantly reduced our workforce and expense structure as a result of our restructuring efforts. Net cash used in operating activities for 2002 consisted mainly of our net loss of $87.4 million, offset by non-cash items primarily related to depreciation and amortization of $9.5 million, stock-based compensation expense of $17.8 million, and the write-down of long-term investments, intangible and other assets and fixed assets of $13.0 million.

As at December 31, 2002, we had commitments to make $1.1 million in minimum lease payments up to 2005, primarily related to our facilities and equipment rentals. As a result of our restructuring initiatives, we have vacated some of our premises and we have been successful in reducing our total future lease commitments with our landlords.

Cash used in financing activities was $2.9 million for the year ended December 31, 2002 compared to a cash source of $9.6 million in 2001. The reason for the decrease in cash inflow is that in 2002 we paid more principal on our outstanding note payable and we received less proceeds from the exercise of stock options. As at December 31, 2002, we were obligated to pay approximately $600,000 in principal and interest related to our note payable, and the final payment was paid on February 1, 2003.

Cash used in investing activities, before the sale (purchase) of short-term investments, business acquisitions and restricted cash was $854,000 in 2002 compared to a cash outflow of $17.0 million for the year ended December 31, 2001. The reason for the decrease in cash outflow for the year ended December 31, 2002 compared to 2001 is that we significantly curtailed our purchase of capital and intangible assets in 2002.

In total, cash used was $41.2 million for the year ended December 31, 2002 compared to $13.6 million for the year 2001. Due to the operational savings that we expect to achieve as a result of our restructuring, we expect that cash from the sales of our products and our existing cash and cash equivalents and short-term investments will be sufficient to cover our cash requirements, including planned capital expenditures, for at least the next 12 months. We may require additional financing if we expand our operations at a faster rate than currently expected, or if we seek to effect one or more significant acquisitions.

RECENT ACCOUNTING PRINCIPLES

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company is currently assessing the impact of the new standard.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees, that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. As at December 31, 2002, the Company had no guarantees that require disclosures under the standard.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

2002			Quarter Ended		
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total Year
	(In thousands of U.S. dollars, except number of shares and per share amounts)				
Revenue:					
Product	$ 2,555	$ 1,572	$ 1,743	$ 2,953	$ 8,823
Services	1,958	3,436	3,809	2,702	11,905
Total revenue	4,513	5,008	5,552	5,655	20,728
Operating expenses:					
Cost of revenue	1,703	2,669	1,225	1,680	7,277
Research and development	5,752	4,106	3,761	3,017	16,636
Sales and marketing	6,376	4,342	3,819	2,704	17,241
General and administrative	2,400	1,546	1,708	1,319	6,973
Depreciation	1,682	1,478	1,334	574	5,068
Amortization of intangible assets	1,153	1,011	1,011	1,243	4,418
Stock-based compensation:					
Cost of revenue	146	54	54	57	311
Research and development	5,118	1,879	1,879	1,996	10,872
Sales and marketing	1,805	662	662	704	3,833
General and administrative	1,311	482	482	512	2,787
Restructuring costs	16,987	-	3,662	-	20,649
Write-down of fixed assets and goodwill and other intangible assets	4,134	-	2,205	1,285	7,624
Total operating expenses	48,567	18,229	21,802	15,091	103,689
Loss from operations	(44,054)	(13,221)	(16,250)	(9,436)	(82,961)
Interest income	386	139	60	166	751
Loss before write-down of long-term investments	(43,668)	(13,082)	(16,190)	(9,270)	(82,210)
Gain on sale of investments	-	-	-	150	150
Write-down of long-term investments	-	-	(5,280)	(67)	(5,347)
Loss for the period	$ (43,668)	$ (13,082)	$ (21,470)	$ (9,187)	$ (87,407)
Basic and diluted loss per share	$ (0.75)	$ (0.22)	$ (0.36)	$ (0.15)	$ (1.47)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	58,583	59,635	59,647	59,784	59,419

Quarterly Results of Operations

2001	Mar. 31	Jun. 30	Quarter Ended Sept. 30	Dec. 31	Total Year
	(In thousands of U.S. dollars, except number of shares and per share amounts)				
Revenue:					
Product	$ 9,127	$ 8,976	$ 6,614	$ 2,337	$ 27,054
Services	4,722	5,102	3,427	3,512	16,763
Total revenue	13,849	14,078	10,041	5,849	43,817
Operating expenses:					
Cost of revenue	5,090	5,646	4,232	4,318	19,286
Research and development	11,189	11,728	9,308	6,827	39,052
Sales and marketing	9,029	10,594	9,751	7,433	36,807
General and administrative	6,586	3,997	2,416	2,905	15,904
Depreciation	1,742	2,155	2,422	1,823	8,142
Amortization of intangible assets	23,870	27,375	26,964	1,963	80,172
Stock-based compensation:					
Cost of revenue	207	230	(171)	145	411
Research and development	6,113	7,988	8,326	5,303	27,730
Sales and marketing	2,529	2,815	2,804	2,929	11,077
General and administrative	1,839	2,047	2,757	1,308	7,951
Restructuring costs	-	3,433	-	13.055	16,488
Write-down of fixed assets and goodwill and other intangible assets	-	-	321,461	3,156	324,617
Total operating expenses	68,194	78,008	390,270	51,165	587,637
Loss from operations	(54,345)	(63,930)	(380,229)	(45,316)	(543,820)
Interest income	2,476	1,605	1,101	591	5,773
Equity in loss of affiliate	(278)	(480)	(420)	(413)	(1,591)
Loss before write-down of long-term investments	(52,147)	(62,805)	(379,548)	(45,138)	(539,638)
Write-down of long-term investments	(6,250)	-	(7,750)	(566)	(14,566)
Loss for the period	$ (58,397)	$ (62,805)	$ (387,298)	$ (45,704)	$ (554,204)
Basic and diluted loss per share	$ (1.09)	$ (1.08)	$ (6.64)	$ (0.78)	$ (9.72)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	53,581	57,981	58,317	58,317	57,015

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

IMPACT OF INTEREST RATE EXPOSURE

As of December 31, 2002 we had approximately $38.6 million in cash, cash equivalents, short-term investments and restricted cash of which $18.6 million consisted of short-term investments. A significant portion of the cash earns interest at variable rates. In addition, although our short-term investments are fixed-rate instruments, the average term is short. Accordingly, our interest income is effectively sensitive to changes in the level of prevailing interest rates. This is partially mitigated by the fact that we generally do not liquidate our short-term investments before their maturity dates.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE

Our functional currency is the U.S. dollar. In the past, the majority of our non-US dollar denominated expenses were incurred in Canadian dollars. As a result of our recent restructuring efforts, in the foreseeable future the majority of our non-US dollar denominated expenses will be incurred in Euros. Changes in the value of these currencies relative to the U.S. dollar may result in currency gains and losses, which could affect our operating results. In the year ended December 31, 2002, we incurred an unrealized foreign currency loss relating to the translation of our non-US denominated monetary assets and liabilities of approximately $52,000.

Information Regarding Forward-Looking Statements

Statements contained in this report which are not historical facts are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. A forward-looking statement may contain words such as "anticipate that," "believes," "continue to," "estimates," "expects to," "hopes," "intends," "plans," "to be," "will be," "will continue to be" or similar words. These forward-looking statements include the statements herein regarding: future developments in the financial services and mobile network industries; our estimated cost reductions; our future ability to fund our operations and become profitable; our development of new products and relationships; our plans to operate in the mobile operator and financial institutions markets; the rate at which consumers will adopt wireless applications; our ability to increase our customer base; the services that we or our customers will introduce and the benefits that end users will receive from these services; the impact of entering new markets; our plans to use or not to use certain types of technologies in the future; our future cost of revenue, gross margins and net losses; our future restructuring, research and development, sales and marketing, general and administrative, stock-based compensation, depreciation and amortization expenses; our future interest income; the value of our goodwill and other intangible assets; our future capital expenditures and capital requirements; and the anticipated impact of changes in applicable accounting rules.

The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks include the risks described in our SEC filings, including our annual report on Form 10-K. These risks are also described in our filings with the Canadian Securities Administrators, including our prospectuses, material change reports, Annual Information Form and Management Information Circular. We encourage you to carefully review these risks in order to evaluate an investment in our securities. Some of the key risks that could cause actual results to differ materially from those projected or anticipated also include the risks discussed below. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

GENERAL INDUSTRY, ECONOMIC AND MARKET CONDITIONS

Our future revenues and operating results are dependent to a large extent upon general economic conditions, conditions in the wireless market and within that market our primary target markets of mobile network operators and financial institutions. As economic activity slowed in these markets beginning in 2001, our customers began deferring their spending on our products. Our sales cycle has lengthened significantly as potential customers began to reduce their spending commitments, including their willingness to make investments in new wireless services. Moreover, adoption of wireless services has not proceeded as rapidly as previously anticipated. For example, in 2002, Bank of Montreal and Wells Fargo, two of our initial customers, ceased offering their wireless banking and/or brokerage services. As a result of these factors, our revenues began to decline in the second half of 2001. If general economic conditions continue to be adverse, if the economies in which our target customers are located enter into a recession, or if demand for our solutions does not expand, our ability to increase our customer base may be limited, and our revenue may decrease further.

ENTERING NEW MARKETS

We have made mobile network operators an important focus of our activities. In order to encourage these potential customers to adopt and implement our solutions, we may incur higher costs than we have in the past, and we may not be able to attract a large number of these customers. Mobile network operators may not be successful in rolling out our services, and subscribers to these services may not seek to use them. Any developments of this kind could limit our ability to sell our solutions to companies in this industry, may increase our expenses and may damage our reputation.

INTERNATIONAL MARKETS

In December 31, 2000, we first recognized revenues from sales in international markets. We had expected that sales in these regions would be a major factor in our growth, particularly since the use of wireless networks and wireless devices have generally proceeded more rapidly there. However, some key countries in these regions have experienced decreasing economic activity, and our sales to these regions declined beginning in the third quarter of 2001. This trend did not reverse in 2002 and it may not reverse in 2003 resulting in us not being able to increase our customer base, and accordingly, limited growth from these markets.

Information Regarding Forward-Looking Statements

LIQUIDITY

In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions since the second quarter of 2001 to reduce our operating expenses. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues. As a result, any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results. Accordingly, if the cost-cutting actions that we have taken are insufficient, we may not have sufficient capital to fund our operations, and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

INVESTMENTS IN OTHER COMPANIES

For year ended December 31, 2001 we realized a loss of $4.6 million on sales of our long-term investments and recorded a loss provision of $10.0 million against these investments as they have experienced a significant other than temporary decline in their value. In addition, in the third quarter of 2002, we recorded an additional loss provision of $5.3 million. Because of the continuing volatility in the financial markets, as well as other factors, we expect to limit the extent to which we make equity investments in other non-core companies during the next few fiscal quarters, and possibly longer. As a result, we may not take advantage of investment opportunities that could provide significant financial benefits to our company, or that could provide us with the opportunity to build relationships with other companies in our industry and target markets.

INVESTMENTS IN NEW TECHNOLOGIES

During fiscal 2001, we made significant investments in new technology assets to help expedite customer adoption of our solutions, including interactive voice response technology, technologies relating to short messaging services and technology to allow mobile applications to be executed with real-time interaction. In accordance with our accounting policy, we review the carrying value of these assets, considering key factors such as our estimate of customer demand for these assets and the assets' fit with our product strategy. For the year ended December 31, 2002, we recorded a charge of $2.7 million relating to our decision not to use these assets that we purchased to resell to our customers. In the future, if there are any circumstances in which there is a decline in the carrying value of these assets or if we decide not to pursue these technologies if we determine that customer demand for them is not substantial, we may need to record additional charges.

RECEIVABLES

A significant portion of our receivables are derived from companies in foreign countries. Due to varying economic conditions and business practices in these countries, our collections cycle from these customers may be longer than our past experience. In the third quarter of 2002, we recorded a provision of $150,000 relating to accounts that we believe to be potential bad debts. There is risk that this provision is not sufficient. As adverse economic conditions persist, there is a greater risk that our customers will have difficulties in paying us in accordance with the terms of their contracts, and our risk of bad debt may increase substantially in future fiscal periods.

HOSTING SERVICES

In January 2002, we formalized our plan to transfer the management of our application hosting services to Computer Sciences Corporation ("CSC"). We are dependent on CSC to provide secure hosting services for our software products. If CSC becomes unable to deliver these services, or other circumstances occur that affect CSC or its computer systems, our hosting services may be substantially impaired. If any of these circumstances occur and cause us to fail to deliver our hosting services, we may lose customers, our reputation may suffer, and our ability to attract new customers may be damaged.

EMPLOYEES

Our ability to execute our business successfully depends in large part upon our ability to have a sufficient number of qualified employees to achieve our goals. However, if our workforce is not properly sized to meet our operating needs, our ability to achieve and maintain profitability is likely to suffer. As indicated in this report, we have substantially reduced the number of our employees. This means that we use a smaller number of employees to conduct some of the operations that were previously performed by a larger workforce, which could cause disruption of our business. In addition, the morale of our current employees may have been adversely affected by previous workforce reductions, reducing their performance. Our ability to attract potential new employees in the future may suffer if our reputation suffers as a result of these staffing reductions.

GROSS MARGINS

We believe that certain factors in the current market may contribute to the risk that our gross margins will decrease in future fiscal quarters. We may have to lower our prices, in order to accommodate our customers. In addition, due to the downturn in the economy, many of our customers are reluctant to make a commitment to pay a large upfront license fee, which could also cause our revenues to decrease. With a greater percentage of our revenues coming from services, if we are not successful in reducing our costs of sales, and our customers continue to purchase licenses on an as-needed basis, we will experience a decrease in our gross margins.

LITIGATION

The Company and certain of its present and former officers and directors were named as defendants in a series of purported class actions relating to our initial public offering. Litigation may be time consuming, expensive, and distracting from the conduct of our business, and the outcome of litigation may be difficult to predict. The adverse resolution of any of these proceedings could have a material adverse effect on our business, results of operations, and financial condition.

NASDAQ LISTING

Our common shares trade on the Nasdaq SmallCap Market, which has a number of compliance requirements for continued listing. One of these requirements is that the market price of our common shares must be at least US$1.00 for a specified period of time. We are not currently in compliance with this standard. Nasdaq has advised us that we have until June 9, 2003 to regain compliance. In our preliminary Proxy filed with the SEC on March 10, 2003, we have outlined a plan to execute a 10-for-1 reverse stock split. Such plan will be put to a shareholder vote at the Annual General Meeting on April 24, 2003.

We continue to meet all requirements for trading on The Toronto Stock Exchange. In the event we are delisted from the Nasdaq SmallCap Market, there would likely be a reduction in the liquidity of our common shares and a further adverse effect on their trading price. Lack of liquidity would also make it more difficult for us to raise capital in the future, effect acquisitions or other strategic transactions, and to retain our personnel.

Consolidated Balance Sheets

Years ended December 31, 2002 and 2001 *(in thousands of U.S. dollars)*

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents (note 4)	$ 19,129	$ 60,279
Short-term investments (note 4)	18,562	26,572
Restricted cash (note 4)	962	2,285
Accounts receivable, net of allowance for doubtful accounts of $150 (2001 - nil)	2,211	8,335
Prepaid expenses and other receivables	819	2,630
Total current assets	41,683	100,101
Fixed assets (note 5)	1,418	12,525
Investments (note 6)	-	5,347
Goodwill (note 7)	9,097	9,097
Other intangible assets (notes 7)	3,468	8,760
Total assets	$ 55,666	$ 135,830
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,253	$ 2,728
Accrued liabilities	9,892	15,667
Note payable (note 8)	600	3,394
Deferred revenue	1,217	1,386
Deferred consideration (note 3(b))	1,415	1,414
Total current liabilities	14,377	24,589
Leasehold inducements	-	284
Deferred consideration, net of current portion (note 3(b))	-	1,415
Note payable, net of current portion	-	296
Shareholders' equity (note 9):		
Unlimited common shares authorized, no par value: 59,833,492 common shares issued and outstanding (2001 - 58,375,761)	764,508	763,033
Deferred stock-based compensation	(1,616)	(19,582)
Accumulated deficit	(721,560)	(634,153)
Cumulative translation adjustment	(43)	(52)
Total shareholders' equity	41,289	109,246
Lease commitments (note 11)		
Contingent liabilities (note 17)		
Total liabilities and shareholders' equity	$ 55,666	$ 135,830

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Greg Wolfond
Chairman,
724 Solutions Inc.

Loyd Darlington
Director,
724 Solutions Inc.

Consolidated Statements of Operations

Years ended December 31, 2002, 2001 and 2000 *(in thousands of U.S. dollars, except per share amounts)*

	2002	2001	2000
Revenue:			
Product:			
Third parties	$ 8,823	$ 27,054	$ 2,828
Related parties (note 13)	-	-	11,363
Less stock-based compensation related to software development (note 13)	-	-	(248)
Services:			
Third parties	11,905	16,763	2,570
Related parties (note 13)	-	-	4,733
Total Revenue	20,728	43,817	21,246
Operating expenses:			
Cost of revenue	7,277	19,286	12,560
Research and development	16,636	39,052	28,876
Sales and marketing	17,241	36,807	12,531
General and administrative	6,973	15,904	13,868
Stock-based compensation:			
Cost of revenue	311	411	653
Research and development	10,872	27,730	3,748
Sales and marketing	3,833	11,077	484
General and administrative	2,787	7,951	1,530
Depreciation	5,068	8,142	3,946
Amortization of intangible assets	4,418	80,172	18,843
Restructuring costs (note 16(a))	20,649	16,488	-
Write-down of intangible and other assets (note 16(b))	1,331	321,461	-
Write-down of fixed assets (note 16(b))	6,293	3,156	-
Total operating expenses	103,689	587,637	97,039
Loss from operations	(82,961)	(543,820)	(75,793)
Interest income	751	5,773	11,582
Equity in loss of affiliate	-	(1,591)	(943)
Gain (loss) on sale of investments	150	(4,591)	-
Write-down of investments (note 16(b))	(5,347)	(9,975)	-
Dilution gain	-	-	1,890
Loss for the year	$ (87,407)	$ (554,204)	$ (63,264)
Basic and diluted loss per share (note 14)	$ (1.47)	$ (9.72)	$ (1.71)
Weighted average number of shares used in computing basic and diluted loss per share (in thousands)	59,419	57,015	36,963

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2002, 2001 and 2000 *(in thousands of U.S. dollars, except per share amounts)*

	Common shares Number	Common shares Amount	Deferred stock-based compensation related to stock options	Accumulated deficit	Cumulative translation adjustments	Total shareholders' equity
Balances, December 31, 1999	29,402,426	$ 84,762	$ (5,909)	$ (16,685)	$ -	$ 62,168
Loss for the year	-	-	-	(63,264)	-	(63,264)
Deferred stock-based compensation	-	14,364	(14,364)	-	-	-
Common share purchase options	-	4,786	-	-	-	4,786
Amortization of deferred stock-based compensation	-	-	5,327	-	-	5,327
Issuance on exercise of options	765,339	627	-	-	-	627
Issuance of common shares	8,945,210	252,619	-	-	-	252,619
Balances, December 31, 2000	39,112,975	357,158	(14,946)	(79,949)	-	262,263
Loss for the year	-	-	-	(554,204)	-	(554,204)
Cumulative translation adjustment	-	-	-	-	(52)	(52)
Deferred stock-based compensation	-	48,631	(50,306)	-	-	(1,675)
Amortization of deferred stock-based compensation	-	-	45,670	-	-	45,670
Issuance on exercise of options	998,748	906	-	-	-	906
Issuance of common shares	18,264,038	356,338	-	-	-	356,338
Balances, December 31, 2001	58,375,761	763,033	(19,582)	(634,153)	(52)	109,246
Loss for the year	-	-	-	(87,407)	-	(87,407)
Cumulative translation adjustment	-	-	-	-	9	9
Deferred stock-based compensation	-	(163)	163	-	-	-
Amortization of deferred stock-based compensation	-	-	17,803	-	-	17,803
Issuance on exercise of options	446,041	224	-	-	-	224
Issuance of common shares	1,011,690	1,414	-	-	-	1,414
Balances, December 31, 2002	59,833,492	$ 764,508	$ (1,616)	$ (721,560)	$ (43)	$ 41,289

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000 *(in thousands of U.S. dollars)*

	2002	2001	2000
Cash flows from (used in) operating activities:			
Loss for the year	$ (87,407)	$ (554,204)	$ (63,264)
Items not involving cash:			
Depreciation and amortization	9,486	88,314	22,789
Stock-based compensation	17,803	47,169	6,663
Other non-cash expenses	24	(41)	1,722
Loss (gain) on sale of investments	(150)	4,591	-
Write-down of investments	5,347	9,975	-
Write-down of intangible and other assets	1,331	321,461	-
Write-down of fixed assets	6,293	3,156	-
Equity in loss of affiliate	-	1,591	943
Dilution gain	-	-	(1,890)
Change in operating assets and liabilities:			
Accounts receivable	6,124	1,254	(1,255)
Prepaid expenses and other receivables	1,811	654	(632)
Accrued interest on short-term investments	305	1,847	(2,290)
Accounts payable	(351)	(218)	221
Accrued liabilities	(6,905)	(9,570)	14,638
Deferred revenue	(169)	(2,644)	(4,486)
Net cash flows used in operating activities	(46,458)	(86,665)	(26,841)
Cash flows from (used in) financing activities:			
Principal repayment of note payable	(3,090)	(1,310)	-
Issue of common shares	224	10,916	165,555
Net cash flows from (used in) financing activities	(2,866)	9,606	165,555
Cash flows from (used in) investing activities:			
Purchase of fixed assets	(547)	(10,744)	(11,814)
Sale (purchase) of short-term investments, net	7,705	64,307	(90,436)
Restricted cash	1,323	(2,285)	-
Purchase of intangible and other assets	(457)	(9,091)	(2,230)
Proceeds on sale of investments	150	2,833	-
Purchase of investments	-	(11,828)	(11,250)
Acquisitions, net of cash received	-	30,248	(14,373)
Net cash flows from (used in) investing activities	8,174	63,440	(130,103)
Increase (decrease) in cash and cash equivalents	(41,150)	(13,619)	8,611
Cash and cash equivalents, beginning of year	60,279	73,898	65,287
Cash and cash equivalents, end of year	$ 19,129	$ 60,279	$ 73,898

Supplemental disclosure of cash flow information (note 15)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

1. Organization of the Company

724 Solutions Inc. is a leading global provider of Internet infrastructure software and applications for the mobile Internet. We were incorporated in 1997 and in 1999 we introduced our initial financial services products and solutions. In 2001, we began offering our Alerts and our Mobile Internet Gateway products to mobile network operators. In October 2002, our products and solutions for the mobile network operators were re-branded as the X-treme family of products. These products consist of software applications and infrastructure software that enables the delivery of secure applications and mobile transaction solutions to a wide range of Internet enabled communications devices.

2. Significant accounting policies:

These consolidated financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which, except as disclosed in note 19, conform, in all material respects, with generally accepted accounting principles in the United States.

(a) Consolidation:
These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Intercompany transactions and balances are eliminated on consolidation.

(b) Financial instruments:
Financial instruments consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, accrued liabilities, deferred consideration and note payable. The Company determines the fair values of its financial instruments based on quoted market values or discounted cash flow analyses. Unless otherwise indicated, the fair values of financial assets and financial liabilities approximate their recorded amounts.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash consist primarily of deposits with major commercial banks, corporate debt and government treasury bills, the maturities of which are three months or less from the date of purchase. Short-term investments and restricted cash consist of high-grade liquid fixed income securities with maturities of more than three months but less than one year. The Company performs periodic credit evaluations of the financial condition of its customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

(c) Revenue recognition:
The Company recognizes product revenue in accordance with Section 3400 of The Canadian Institute of Chartered Accountants' ("CICA") Handbook and has applied relevant U.S. accounting standards, including the American Institute of Certified Public Accountants' ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition", SOP 98-9, "Modification of SOP 97-2, Software Recognition, With Respect to Certain Transactions", and the SEC Staff Accountant Bulletin No.101, "Revenue Recognition in Financial Statements".

The Company recognizes product revenue when the Company has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. The Company considers fees related to arrangements with significant payments due beyond the Company's normal trading terms, not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future royalty/license payments to be made based on a per user fee. These arrangements often specify a quarterly minimum payment. Revenue from the minimum payments is recognized on a straight-line basis. Revenue associated with user fees in excess of any minimum payments is recognized when the amount becomes determinable, generally on a quarterly basis.

The Company enters into arrangements with customers in which they agree to deliver specified software currently and to deliver unspecified additional software products in the future. Under these arrangements, the Company recognizes revenue under the subscription accounting method. Under this method, revenue is recognized rateably over the term of the arrangement beginning with delivery of the first product.

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements. When such services are considered essential, license and service revenue under the arrangement are recognized as services are performed as discussed below. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence ("VSOE") of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates per diem for the type of service being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the product revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed. In instances where vendor specific objective evidence exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Services revenue from consulting, implementation and other services is recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified. Maintenance and support revenues paid in advance are non-refundable and are recognized rateably over the term of the agreement, which typically is 12 months.

Hosting service arrangements typically include a software license, a one-time setup fee and a monthly flat fee or a monthly fee based on the number of users. The Company recognizes license revenue when the criteria for product revenue are met, which include when the customer has the contractual right to take possession of, and operate, the software and it is feasible for the customer to either run the software on its own hardware or to contract with another party unrelated to the Company to host the software. When these conditions do not exist, the software license fee is recognized rateably over the term of the contract. The one-time setup fee is recognized over the term of the hosting arrangement, and the application hosting services revenue is recognized monthly as earned on a fixed fee or variable rate basis.

The Company no longer provides hosting services directly, but instead has arranged an alliance with a third party, whereby the third party is the Company's preferred hosting partner for current and future customer deployments where hosting may be required.

The Company enters into arrangements with original equipment manufacturers ("OEM") and resellers. Under these arrangements, the Company grants the OEM or reseller rights to sell products, which incorporate the Company's products for a specific period of time. The Company's primary obligation to the OEM and reseller is to deliver a product master and any bug fixes under warranty provisions in order to maintain the product master in accordance with published specifications. Under these arrangements, the Company's revenue is not contingent, in any manner, on the OEM or reseller's subsequent activities. In some arrangements, the Company receives prepaid, non-refundable minimum license fees from the OEM or reseller. As the Company's primary obligation to an OEM or reseller is fulfilled upon delivery of the product master, the Company recognizes the prepaid, non-refundable minimum license fees as revenue upon delivery of the product master and upon meeting all other product revenue recognition criteria.
The Company enters into sales agreements with certain customers from whom the Company concurrently acquires goods and services. In these instances, the Company recognizes revenue on products sold in accordance with CICA

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

Handbook Section 3830, "Non-monetary Transactions", and United States Accounting Principles Board ("APB") Opinion No. 29, "Accounting for Non-monetary Transactions", and Emerging Issues Task Force ("EITF") Issue No. 86-29, "Non-monetary Transactions: Magnitude of Boot and Exceptions to the Use of Fair Value, Interpretation of Accounting Principles Board No. 29, Accounting for Non-monetary Transactions". Transactions involving the exchange of significant consideration are considered to be monetary transactions. Monetary transactions and non-monetary transactions that represent the culmination of an earnings process are recorded at the fair value of the products delivered or products and services received, whichever is more readily determinable, providing these fair values are determinable within reasonable limits. In determining the fair values of software arrangements, the Company considers whether vendor-specific objective evidence of fair value of the product delivered and the asset received exists. For non-monetary arrangements that do not represent the culmination of the earnings process, the exchange is recorded based on the carrying value of the products delivered, generally zero.

During the year ended December 31, 2001, the Company recognized license revenue in the amount of $4,922,000 from non-monetary transactions. The Company did not have any non-monetary transactions in 2002 and 2000.

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are reflected as deferred revenue on the Company's consolidated balance sheet.

(d) Research and development expenses:
Costs related to research, design and development of software products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, completing a working model of the Company's products and the general release of the products have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

(e) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(f) Investment tax credits:
The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

(g) Stock-based compensation:
In December 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company adopted Section 3870 for its fiscal year beginning January 1, 2002. The adoption of Section 3870 does not have an impact on the Company's financial condition or results of operations as the Company's historically applied accounting policy as described below is an acceptable policy within Section 3870.

The Company uses the intrinsic value method to account for employee stock-based compensation. As such, deferred stock-based compensation is recorded if, on the date of grant of the stock option to an employee, the current market value of the underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option. Stock options granted to consultants and other non-

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

employees and direct awards of stock to employees are accounted for using the fair value method. Under this method, options granted are recognized at their fair value as services are performed and options are earned.

(h) Fixed assets:

Fixed assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives except for leasehold improvements, which are amortized over the lesser of their useful lives and the term of the related lease. Expenditures for maintenance and repairs are expensed as incurred. Depreciation and amortization are computed using the straight-line method as follows:

Computer equipment	3 Years
Computer software	1 Year
Office furniture and equipment	5 Years

The Company regularly reviews the carrying values of its fixed assets. For the years ended December 31, 2002 and 2001, in connection with the restructuring of its business, the Company recorded a write-down of $6,293,000 and $3,156,000 respectively related to redundant fixed assets (note 16).

(i) Investments:

Investments in affiliates are recorded by the equity method when the Company's ownership interest in the affiliate is greater than 20% but not more than 50% or the Company can exercise significant influence over the affiliate.

Investments in affiliates in which the Company's ownership interest is less than 20% and the Company cannot exercise significant influence over the affiliate are accounted for by the cost method. Under this method of accounting, the investment is recorded at cost and only written down if a decline in value is other than temporary.

(j) Business combinations, goodwill and other intangible assets:

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in a business combination, and until January 1, 2002 was amortized on a straight-line basis over a period of up to five years. In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards require that the purchase method of accounting must be used for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. The new standards are substantially consistent with U.S. GAAP.

The Company has adopted these new standards as of January 1, 2002 and the Company has discontinued amortization of all existing goodwill. The Company has also evaluated existing intangible assets, including estimates of remaining useful lives, and has made the necessary reclassifications in order to conform with the new criteria.

In connection with Section 3062's transitional goodwill impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. Impairment is identified by comparing the carrying amount of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. The Company completed the transitional goodwill impairment during the second quarter of 2002 and determined that no impairment existed at the date of adoption. The Company also tested goodwill for impairment at December 31, 2002 and determined no impairment existed.

Effective January 1, 2002, the Company had unamortized goodwill of $9,097,000 which is no longer being amortized.

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact on the historical results had the change been applied retroactively is as follows:

	2002	2001	2000
Loss for the year	$ (87,407)	$ (554,204)	$ (63,264)
Goodwill amortization	-	70,980	16,954
	$ (87,407)	$ (483,224)	$ (46,310)
Restated basic and diluted loss per share	$ (1.47)	$ (8.48)	$ (1.25)

Intangible and other assets with a finite life are recorded at cost, and are amortized on a straight-line basis over the expected useful lives. Intangible and other assets are written down to fair value when decreases in value are considered to be other than temporary, based upon expected cash flows of the related asset (note 16).

(k) Foreign currency translation:
The functional currency of the Company is the U.S. dollar. Transactions of the Canadian parent company and fully integrated foreign subsidiaries which are denominated in currencies other than the U.S. dollar are translated using the temporal method. Monetary items denominated in foreign currencies are translated into U.S. dollars at rates of exchange in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income. Transactions of foreign subsidiaries which are considered self-sustaining are translated using the current rate method. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing at the balance sheet dates, and the results of operations at the average rate for the year. The resulting gains or losses are included in cumulative translation adjustment, which is presented as a separate component of shareholders' equity.

The aggregate foreign currency gain (loss) included in determining loss for the three years ended December 31, 2002 are as follows: 2002 - $52,000; 2001 - $113,000; 2000 - $(938,000).

(l) Income taxes:
The Company provides for income taxes under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the substantively enactment date. To the extent that the recoverability of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

3. Acquisitions

(a) 2001:

TANTAU Software, Inc.:
On January 16, 2001, the Company acquired all of the issued and outstanding shares and assumed all of the common

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

share purchase options of TANTAU Software, Inc. ("TANTAU") in exchange for the issue of 17,119,869 common shares and 2,011,055 replacement common share purchase options.

Of the 17,119,869 common shares issued, 14,276,536 common shares were fully vested shares, with the balance of 2,843,333 subject to future vesting. The fair value of the fully vested shares issued has been recorded as a component of the purchase consideration. The values of the unvested shares and the common share purchase options have been allocated between purchase consideration and deferred stock-based compensation. The Company has determined the amount attributable to deferred stock-based compensation as the proportionate share of the intrinsic value of the unvested shares and options pertaining to the service period subsequent to the date of acquisition. The amount attributable to purchase consideration represents the fair value of the unvested shares and options as of the purchase date less the amount recorded as deferred stock-based compensation related to these unvested shares and options.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

	Fair Value
Net tangible assets acquired:	
Cash and cash equivalents	$ 30,248
Accounts receivable	5,213
Other assets	1,605
Fixed assets	1,884
Accounts payable and accrued liabilities	(7,782)
Deferred revenue	(2,143)
Note payable	(5,000)
	24,025
Allocation of the net purchase price:	
Goodwill	302,859
Intangible assets	27,570
Deferred stock-based compensation	53,280
	383,709
	$ 407,734
Consideration paid:	
Share and stock option consideration	$ 398,349
Costs of acquisition	9,385
	$ 407,734

In September 2001, the Company reviewed the carrying values of goodwill and intangible and other assets related to the TANTAU acquisition and, accordingly, recorded a significant write-down (note 16(b)).

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

(b) 2000:

(i) YRLess Internet Corporation:
On March 17, 2000, the Company acquired all the outstanding common shares of YRLess Internet Corporation ("YRLess"), an internet message gateway developer, for total cash consideration of approximately $1,272,000. The transaction has been accounted for by the purchase method. The cash consideration paid has been allocated to the net identifiable assets acquired based on their fair values, and the excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill and is being amortized over 36 months.

In addition, the Company committed to pay approximately $4,401,000 in common shares, or cash if the Company agrees to a cash payment, over the next three years. The Company settled the amounts due in 2001 and 2002 in shares. If settled in shares, the number of shares issued is calculated based on the weighted average trading price of the Company's common shares during the five days prior to the date that the shares are due. As the purchase agreement contains certain terms that may require the Company to settle the payments in cash, and these terms are outside the control of the Company, the commitment is being recorded as a liability under the heading deferred consideration. Of the additional $4,401,000 in consideration, $2,640,000 was contingent on certain former shareholders of YRLess remaining employees of the Company. As at December 31, 2001, the contingent terms of the payments were no longer in effect, resulting in the Company recording the remaining contingent compensation as an expense in 2001. Total compensation expense related to this commitment amounted to $3,293,000 in 2001 (2000 - $1,108,000). During 2002, the Company issued common shares in settlement of $1,414,000 that became due in the year. The Company has recorded the unpaid portion of the $1,415,000 (2001 - $2,829,000) as deferred consideration. The unpaid amount of $1,415,000 is due in 2003.

(ii) Ezlogin.com, Inc.:
On June 16, 2000, the Company acquired all of the outstanding shares of Ezlogin.com, Inc. ("Ezlogin"), a privately held company incorporated in California in the business of providing internet infrastructure tools for user-driven personalization. The transaction was accounted for by the purchase method. The purchase price of approximately $55,800,000, before acquisition costs, was satisfied by the issue of 1,003,594 common shares of the Company and the assumption of the existing Ezlogin option plan which, if all options outstanding under the plan are exercised, would result in the issue of an additional 91,796 common shares of the Company. In addition, the Company incurred $3,000,000 in costs related to the acquisition. The excess of the purchase price over the fair value of the net identifiable assets of Ezlogin at the date of acquisition of $56,900,000 was allocated to goodwill and other intangible assets and was being amortized over 24 months until January 1, 2002.

(iii) Spyonit.com, Inc.:
On September 12, 2000, the Company acquired all of the outstanding shares of Spyonit.com, Inc. ("Spyonit"), a privately held company incorporated in Delaware, which develops software to monitor the internet and other content sources for items of interest to end-users. The transaction has been accounted for by the purchase method. The purchase price of approximately $40,000,000 was satisfied by the issue of 1,041,616 common shares of the Company and $2,000,000 in cash. As part of the terms of purchase, up to 137,062 common shares of the total common shares issued are subject to repurchase at a minimum value if the vendors do not remain employees of the Company through September 2003. The Company has recorded deferred stock-based compensation in the amount of $6,000,000 related to the 137,062 common shares and is amortizing this amount as compensation expense on a straight-line basis over three years. The excess of the purchase price over the fair value of the net tangible assets of Spyonit at the date of acquisition of $39,900,000 has been allocated to goodwill and acquired intangible assets and was being amortized over 60 months until January 1, 2002.

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

The transactions are summarized as follows:

	YRLess	EzLogin	Spyonit
Net identifiable assets acquired at fair values:			
Cash	$ -	$ 1,517	$ 66
Fixed assets	17	529	87
Other assets	43	272	38
Current liabilities	(177)	(486)	(109)
Acquired technology	-	2,290	7,290
Workforce and non-competition agreements	-	560	540
Fair value of identifiable assets	(117)	4,682	7,912
Goodwill	1,389	54,103	32,063
	$ 1,272	$ 58,785	$ 39,975
Purchase price:			
Cash	$ 1,238	$ -	$ 2,000
Common Shares	-	58,186	37,775
Fair value of options	-	4,599	-
Acquisition expenses	34	3,000	200
	$ 1,272	$ 58,785	$ 39,975

In 2001, the Company reviewed the carrying value of goodwill and intangible and other assets related to its acquisitions and, accordingly, recorded a significant write-down (note 16(b)).

4. Cash and cash equivalents and short-term investments

All short-term investments are classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion discounts to maturity. The Company owns no short-term investments that are considered to be trading securities or available-for-sale securities.

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

The components of cash and cash equivalents and short-term investments are summarized as follows:

	2002	2001
Cash and cash equivalents:		
Cash	$ 6,375	$ 6,922
Cash equivalents:		
Corporate bonds	11,200	-
Corporate debt	-	49,000
Government T-bills	1,554	4,357
	$ 19,129	$ 60,279
Short-term investments:		
Corporate bonds	$ 13,881	$ 1,100
Corporate commercial paper	-	364
Government bonds	-	5,989
Government T-bills	4,681	19,119
	$ 18,562	$ 26,572

The Company has entered into letters of credit in the aggregate amount of $962,000 (2001 - $2,285,000) to guarantee payments under future contractual lease commitments. The letters of credit are secured by segregated instruments and disclosed as restricted cash on the consolidated balance sheets.

5. Fixed assets

	2002	2001
Computer equipment	$ 6,892	$ 11,845
Computer software	6,930	6,606
Office furniture and equipment	403	2,408
Leasehold improvements	270	3,463
	14,495	24,322
Less accumulated depreciation and amortization	13,077	11,797
	$ 1,418	$ 12,525

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

6. Investments

	2002	2001
Investments, at cost:		
Neomar Inc.	$ 3,500	$ 3,500
Webhelp Inc.	9,558	9,558
CashEdge Inc.	2,000	2,000
Other	264	264
	15,322	15,322
Less provision for impairment in value	15,322	9,975
	$ -	$ 5,347

(a) 2002:

(i) Write-down of investments:
During the year ended December 31, 2002, the Company recorded a provision of $5,347,000 against investments as its investments experienced significant other than temporary declines in their values (note 16(b)).

(ii) Sale of interest in Maptuit:
During the year ended December 31, 2002, the Company recorded a gain of $150,000 on the sale of its equity interest in Maptuit, which had been previously been written down to nil through the recording of the Company's share of the losses in the equity accounted for investee. The Company purchased its interest in Maptuit in 2000 for cash consideration of $750,000.

(b) 2001:

(i) Investment in CashEdge Inc.:
On May 31, 2001, the Company acquired an 11.0% (December 31, 2002 - 11.5%) interest in CashEdge Inc., a private company for $2,000,000 in cash.

(ii) Investment in Webhelp Inc.:
On March 26, 2001, the Company entered into a series of transactions with Webhelp Inc. ("Webhelp"), a private company incorporated in Delaware.

The Company acquired 4,087,193 Series C convertible preferred shares of Webhelp for cash of $7,621,000 and share consideration of 196,836 common shares of the Company valued at $1,937,000. At March 26, 2001, this investment represented a shareholder interest of approximately 15.4% in Webhelp (December 31, 2002 - 10.2%).

On March 26, 2001, the Company purchased the right, title and interest in Webhelp's "Web Application Event Framework" technology ("WAEF"). The aggregate purchase price consisted of 820,150 common shares of the Company and additional consideration based on a fixed percentage of future sales of WAEF and products incorporating WAEF for a period of three years. The value ascribed to the shares issued on acquisition amounted to approximately $8,070,000 and has been recorded as acquired technology. No amounts have been paid or are payable to December 31, 2002 under the contingent consideration arrangement. On March 26, 2001, Webhelp purchased from the Company a perpetual license for a fixed number of users of the Company's Wireless Internet Platform ("WIP") for a non-refundable fee based on commercial rates that are comparable to rates charged to other customers.

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

In September 2001, in light of the restructuring of the Company's business, the Company reviewed the carrying value of the WAEF technology and, accordingly, recorded a significant write-down (note 16(b)).

(iii) Write-down of investments:
During the year ended December 31, 2001, the Company realized losses on the sale of investments of $4,591,000 and recorded a provision of $9,975,000 against investments as its investments have experienced significant other than temporary declines in their values (note 16(b)).

(c) 2000:

(i) In April 2000, the Company acquired 875,000 common shares for $7,000,000 in cash in Corillian Corporation ("Corillian"), a U.S. publicly traded company. During 2001, the Company sold its shares in Corillian for a loss of approximately $4,133,000.

(ii) In June 2000, the Company acquired a 9.5% interest (December 31, 2002 - 3.1%) in Neomar Inc., a private company ("Neomar") for $3,500,000 in cash.

7. Goodwill and other intangible assets

2002	Gross	Accumulated amortization	Accumulated impairment charge	Net book value
Goodwill	$ 390,414	$ 81,745	$ 299,572	$ 9,097
Technology	$ 29,120	$ 12,342	$ 13,310	$ 3,468

2001	Gross	Accumulated amortization	Accumulated impairment charge	Net book value
Goodwill	$ 390,414	$ 81,745	$ 299,572	$ 9,097
Technology	$ 28,663	$ 7,924	$ 11,979	$ 8,760
Customer relationships	7,120	2,301	4,819	-
	$ 35,783	$ 10,225	$ 16,798	$ 8,760

The Company recorded amortization of acquired technology and customer relationships of $4,418,000 in 2002, $6,062,000 in 2001 and $1,862,000 in 2000. The Company recorded impairment charges on its acquired technology and customer relationships in 2002 and 2001 (note 16(b)(i) and (ii)).

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and until January 1, 2002, had been amortized on a straight-line basis over varying periods of up to five years. For the year ended December 31, 2002, the Company recorded amortization of goodwill of nil (2001 - $70,980,000; 2000 - $16,954,000). During 2001, the Company recorded an impairment charge of $299,572,000 related to goodwill (note 16(b)(i)).

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

8. Note payable

The note payable bears interest at 10% per annum and is repayable in monthly blended payments of $300,000 with the balance due February 1, 2003. The note payable is secured by the accounts receivable, furniture and equipment and intangible assets of TANTAU and an assignment of specific patents related to technology acquired in the TANTAU acquisition.

9. Shareholders' equity

(a) Common share issuances:

2002:
During 2002, the Company issued 1,011,690 common shares to the former shareholders of YRLess as settlement of a $1,414,000 obligation in accordance with the terms of the YRLess purchase agreement (note 3(b)(i)).

2001:
During 2001, in connection with the acquisition of TANTAU, the Company issued 17,119,869 common shares and 2,011,055 replacement common share purchase options with an aggregate value of approximately $398,349,000 of which $53,280,000 was recorded as deferred stock-based compensation (note 3). In addition, the Company also issued 1,016,986 common shares related to the Company's investment in Webhelp and the acquisition of WAEF (note 6(b)(ii)) and 127,163 common shares related to the acquisition of YRLess (note 3(b)(i)).

2000:
In February 2000, the Company issued 6,900,000 common shares through an initial public offering at $26.00 per common share on the NASDAQ National Market and The Toronto Stock Exchange for net proceeds of approximately $164,200,000.

During 2000, in connection with the acquisitions of Ezlogin and Spyonit, the Company issued an aggregate of 2,045,210 common shares with an ascribed aggregate value of $89,000,000 (note 3(b)(ii) and (iii)).

(b) Stock option plans:

(i) Description of the plans:
The Company currently has a Canadian stock option plan, a U.S. stock option plan and a 2000 stock option plan (the "Plans"), each of which is intended to attract, retain and motivate employees, officers, directors and consultants. The Company also has two option plans that were adopted upon the acquisition of Ezlogin and TANTAU. The stock option committee, in conjunction with the compensation committee, determines, among other things, the eligibility of individuals to participate in the Plans and the term, vesting periods and the exercise price of options granted under the Plans. The Company no longer issues stock options under the Canadian, U.S., Ezlogin and TANTAU plans and has reserved an aggregate of 10,500,000 common shares for issuance under the Plans.

The Canadian stock option plan was adopted in September 1997. All options granted under the plan have a maximum term of 10 years and have an exercise price per share of no less than the fair market value of the underlying common shares on the date of the option grant as determined by the Board of Directors or duly authorized committee as at the time of the grant. If an optionee's employment is terminated without cause, the vested portion of any grant will remain exercisable until its expiration date subject to compliance with certain non-competition and non-solicitation obligations.

The U.S. stock option plan was adopted in October 1999. The plan provides for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the plan have a maximum term of 10 years and generally have an exercise price equal to the fair market value of common shares on the date of the grant.

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

Under the Canadian and U.S. stock option plans, the Company has the right to repurchase options from optionees after termination of employment on certain terms.

The 2000 stock option plan was adopted in December 1999 and replaced, on a prospective basis, the Canadian and U.S. stock option plans. The stock options granted under the Canadian and U.S. stock option plans prior to the date of completion of the IPO, continued to be effective and governed by the terms of the plans under which they were granted. The options granted under the 2000 plan have a maximum term of 10 years and an exercise price no less than the fair market value of the common shares on the date of the grant as determined by the Board of Directors or duly authorized committee at the date of the grant. Options held by any person under the new plan, together with any other options granted to that person may not at any time exceed 5% of the aggregate number of common shares outstanding. If a change of control of the Company occurs, all options granted under this plan will become vested and exercisable immediately.

On June 16, 2000, the Company assumed the Ezlogin stock option plan in connection with its acquisition of Ezlogin. In aggregate, the Company assumed options to issue common shares of the Company totalling 91,796 to the Ezlogin option holders. The Company does not plan to issue any additional options under the Ezlogin stock option plan in the future. Instead, any of the former directors, officers, employees and consultants of Ezlogin will be issued options under the Company's 2000 stock option plan.

On January 17, 2001, the Company assumed the TANTAU stock option plan in connection with its acquisition of TANTAU. In aggregate, the Company assumed options to issue common shares of the Company totaling 1,879,992. The Company does not plan to issue any additional options under the TANTAU stock option plan in the future. Instead, any of the former directors, officers, employees and consultants of TANTAU will be issued options under the Company's 2000 stock option plan.

(ii) Stock option exchange program:
In January 2002, the Company initiated a voluntary stock option exchange program that offered eligible employees the opportunity to exchange, on a one-for-one basis, certain stock options, with strike prices greater than U.S. $3.00 and Cdn. $4.75, for an equal number of new options to be granted on or after August 29, 2002. This program resulted in 1,403,628 options being tendered, accepted and cancelled. On August 29, 2002, the Company granted 1,179,170 options with an exercise price of Cdn. $0.80 or U.S. $0.51, the market price at that date. The new options are exercisable for a period of 10 years from the grant date and vest 25% immediately upon grant and 25% on each subsequent anniversary of the date of grant.

The Company also granted options to purchase an aggregate of 2,681,540 common shares with an exercise price of Cdn. $0.80 or U.S. $0.51 to its directors, most of its officers, selected senior personnel and some foreign-based employees who due to local regulations were ineligible to participate in the voluntary exchange program. The terms of the options are identical to the above mentioned options granted to eligible employees. As of December 31, 2002, 803,750 of these options had been cancelled as some recipients had left the Company.

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

(iii) Summary of options:

A summary of the status of the Company's options as at December 31, 2002 is as follows:

Exercise price ranges	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options exercisable	Weighted average exercise price
$ 0.00 - $ 0.33	413,880	$ 0.28	5.4	398,677	$ 0.28
$ 0.34 - $ 0.49	2,128,521	0.35	9.8	-	-
$ 0.50 - $ 0.75	2,661,096	0.52	9.7	657,866	0.51
$ 0.76 - $ 1.00	155,960	0.97	7.9	119,960	0.99
$ 1.01 - $ 2.50	471,471	1.68	6.8	399,952	1.68
$ 2.51 - $ 5.00	201,802	3.48	7.1	198,052	3.50
$ 5.01 - $ 10.00	600,184	8.40	7.7	403,049	9.37
$ 10.01 - $ 51.68	851,169	22.66	8.0	168,303	30.01
	7,484,083	$ 3.77	8.8	2,345,859	$ 4.59

The following table summarizes the continuity of options issued:

	2002		2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	7,144,314	$ 13.49	3,973,522	$ 26.65	2,876,930	$ 2.81
Granted	6,171,201	0.47	6,932,282	13.98	2,238,836	50.84
Exercised	(446,041)	0.53	(998,748)	1.04	(765,339)	0.81
Cancelled	(5,385,391)	13.16	(2,762,742)	29.32	(376,905)	40.76
Outstanding, end of year	7,484,083	$ 3.77	7,144,314	$ 13.49	3,973,522	$ 26.65
Options exercisable, end of year	2,345,859	$ 4.59	2,209,714	$ 8.92	1,264,491	$ 3.15

(iv) Deferred stock-based compensation:

Deferred stock-based compensation arising in 2000 related primarily to granting stock options to employees with an exercise price lower than the fair market value, for financial reporting purposes, of the Company's shares on the date of the grant. Deferred stock-based compensation relating to options issued to employees is recognized as an expense

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

over the vesting period of the stock option. Substantially, all of the deferred stock-based compensation arising in 2001 relates to the Company's acquisition of TANTAU (note 3(a)). This amount is recognized as an expense over the maximum vesting period of the related stock options and unvested shares.

(v) Pro forma stock option disclosure:

For companies electing not to adopt the fair value measurement for stock-based compensation, the Section 3870 accounting pronouncement requires the disclosure of pro forma net income and net income (loss) per share information. The Company has presented this pro forma information as if the Company had accounted for its stock options issued from inception on July 28, 1997 under the fair value method. A summary of the required pro forma disclosure of the impact on the consolidated statements of operations is presented in the table below:

	2002	2001	2000
Loss for the year	$ (87,407)	$ (554,204)	$ (63,264)
Compensation expense related to the fair value of stock options in excess of amounts recognized	(15,168)	(25,424)	(17,064)
Pro forma loss for the year	$ (102,575)	$ (579,628)	$ (80,328)
Pro forma loss per share:			
Basic and diluted	$ (1.73)	$ (10.17)	$ (2.17)

The fair value of each option granted prior to the Company becoming a publicly traded company in February 2000, has been estimated at the date of grant using the minimum value method and by applying the following assumptions: weighted average risk-free interest rate of 4.9% for the years ended December 31, 2000 and 1999, dividend yield of 0% and an expected life of the options of five years.

The fair value of each option granted between the date the Company became a publicly traded company and December 31, 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 100%, (2001 - 240%; 2000 - 145%), risk-free rate of return of 4.49% (2001 - 4.64%; 2000 - 6.41%) and an expected life of the option of five years.

The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued in the year ended December 31, 2002 was $0.35 (2001 - $13.89; 2000 - $78.28).

10. Income taxes

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

	2002	2001	2000
Basic rate applied to loss before provision for income taxes	$ (34,089)	$ (227,207)	$ (27,156)
Adjustments resulting from:			
Effect of enacted tax rates on future tax asset	5,021	14,560	-
Foreign losses affected at lower rates	142	17,780	6,935
Stock-based compensation not deducted for tax	5,342	14,165	2,815
Amortization and write-down of intangibles	-	159,104	7,962
Other	617	(6,392)	(4,742)
	(22,967)	(27,990)	(14,186)
Change in valuation allowance	22,967	27,990	14,186
Income taxes	$ -	$ -	$ -

Significant components of the Company's future tax assets are as follows:

	2002	2001
Research and development expenses deferred for income tax purposes	$ 2,179	$ 5,446
Net operating losses carried forward	52,230	28,909
Capital losses carried forward	6,146	6,146
Share issue costs	806	2,836
Fixed assets	7,120	3,601
Reserves	2,606	3,295
Future tax asset	71,087	50,233
Less:		
Future tax liability related to acquired technology	1,387	3,500
Valuation allowance	69,700	46,733
	71,087	50,233
	$ -	$ -

The net operating losses carried forward are subject to expiry if the Company does not utilize the losses prior to the taxation imposed date at which the losses expire. The year in which the losses expire depends upon the year in which the losses arose and the jurisdiction in which the losses were incurred. Of the $52,230,000 in future tax asset related to operating losses carried forward, the majority of the asset of approximately $30,000,000 does not begin to expire until 2019 and approximately $5,500,000 is not subject to expiry. The remaining balance of $16,730,000

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

expires as to approximately $2,100,000 in 2004, $900,000 in 2005, $1,300,000 in 2006, $2,200,000 in 2008, $9,330,000 in 2009 and $900,000 in 2010.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. In order to fully realize the future tax assets, the Company will need to generate future taxable income of approximately $252,000,000 prior to the expiration of the net operating losses carried forward. Due to the uncertainties related to the industry in which the Company operates, the tax benefit of the above carried forward amounts has been completely offset by a valuation allowance.

11. Lease commitments

Future minimum lease payments under non-cancellable operating leases for premises and equipment at December 31, 2002 are as follows:

2003	$ 943
2004	162
2005	21
	$ 1,126

Rent expense for the year ended December 31, 2002 was $3,655,000 (2001 - $6,556,000; 2000 - $3,733,000). The Company is also responsible for certain common area costs at its various leased premises.

As part of the restructuring charge, the Company has recorded a liability of $1,528,000 for future lease commitments for premises which the Company has vacated. The commitments for these leases have been excluded from the amounts in the table above. The liability has been estimated as the amount in which the Company is contractually obligated to pay, related to vacated leased premises, less an estimated amount for potential sublease arrangements.

12. Segmented information

The Company operates in a single reportable operating segment, that is, the design and delivery of an internet infrastructure platform that enables financial institutions, mobile network operators and other customers to deliver information and services to a range of internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. Information about the Company's geographical net revenue and assets is set forth below:

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

	2002	2001	2000
Net revenue by geographic location:			
North America	$ 17,464	$ 31,962	$ 20,909
Europe	2,030	6,617	-
Asia Pacific	1,234	5,238	337
	$ 20,728	$ 43,817	$ 21,246

	2002		2001	
	Fixed assets	Goodwill and other intangible assets	Fixed assets	Goodwill and other intangible assets
North America	$ 596	$ 12,565	$ 11,130	$ 17,857
Europe	797	-	1,272	-
Asia Pacific	25	-	123	-
	$ 1,418	$ 12,565	$ 12,525	$ 17,857

For the year ended December 31, 2002, three customers accounted for 28%, 20% and 16% of revenue. For the year ended December 31, 2001, two customers accounted for 10% and 11% of revenue. For the year ended December 31, 2000, four customers accounted for 43%, 18%, 15% and 14% of revenue.

At December 31, 2002, two customers accounted for 40% and 20% of the accounts receivable balance. At December 31, 2001, three customers accounted for 20%, 14% and 10% of the accounts receivable balance.

13. Related party transactions

In 2000, the Company transacted with certain shareholders who owned in excess of 10% of the outstanding common shares of the Company at any point during that year. In 2001, these shareholders ceased to own in excess of 10% of the outstanding common shares of the Company and are, therefore, no longer considered to be related parties. The following table and narrative set out the balances and transactions with these shareholders in the years when they were related parties. These amounts have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties:

	2002	2001	2000
Related party transactions:			
Net revenue:			
Product, net	$ -	$ -	$ 11,115
Services	-	-	4,733

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

(a) On April 30, 1998, the Company entered into a share subscription agreement and a technology license agreement with Bank of Montreal ("BMO"). Pursuant to the share subscription agreement, on April 30, 1998, BMO subscribed for 1,000,000 of the Company's common shares for Cdn. $1,000,000 and received an option to subscribe for 2,428,570 additional common shares for Cdn. $1,000,000, exercisable in the event that BMO extended its technology license agreement for a second year and paid the second year's technology licensing fee. In October 1998, upon exercising its right to extend the technology license agreement, BMO exercised the option and subscribed for 2,428,570 shares for Cdn. $1,000,000. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn. $6,071,425, resulting in a stock-based compensation charge related to software development revenue of Cdn. $5,071,425 (U.S. $3,286,943). The stock-based compensation was attributed to the software development revenue over the term of the technology license agreement in proportion to the revenue recognized in the first and second years under the agreement. As of December 31, 2000, the deferred stock-based compensation had been fully expensed. As at December 31, 2002, 2001 and 2000, BMO owned less than 10% of the Company's common shares.

(b) On June 1, 1999, the Company entered into a subscription agreement with Bank of America ("BA") and a technology licensing agreement with an affiliate of BA. The technology license agreement provided for a fixed license fee to be paid to the Company over a 20-month period commencing on June 1, 1999, in exchange for the delivery of specific products over the term of the agreement and for a license of all technology developed during the license period. The license fee has been recognized over the term of the contract commencing upon the delivery of the first product. As at December 31, 2000, the Company had delivered all the software products specified in the agreement. BA had an option to extend this agreement for consecutive one-year terms commencing on February 1, 2001. The Company has also contracted with BA to provide consulting fees at commercial rates. As at December 31, 2000, BA owned less than 10% of the Company's common shares. In 1999, BA owned approximately 10.9%, of the Company's outstanding common shares.

(c) On December 29, 1999, the Company entered into a master technology license agreement with Citicorp Strategic Technology Corporation ("Citibank"). The initial term of the master agreement is five years. Subsequent to fiscal 2000, Citibank owned less than 10% of the Company's common shares. Under the terms of the master agreement, and addendums thereto, Citibank is required to pay the Company a specified minimum amount during each year that the master agreement is in effect, whether or not Citigroup or any Citigroup affiliates actually enter into agreements under the master agreement to license technology or purchase service. The Company agreed to purchase from Citibank a range of consulting services that are described in the master agreement. In the year ended December 31, 2000, the Company paid approximately $400,000 for these services.

14. Loss per share

Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares issuable on the exercise of common share options that could potentially dilute basic loss per share in the future based on the treasury stock method for the years ended December 31, 2002, 2001 and 2000, amounted to 1,317,743, 4,971,938 and 2,999,473, respectively.

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

15. Supplemental disclosure of cash flow information

The following presents the supplemental disclosure of cash flow information:

	2002	2001	2000
Supplemental cash flow information:			
Interest paid	$ 211	$ 645	$ -
Interest received	1,346	8,270	9,297
Supplemental disclosure of non-cash financing and investing activities:			
Net assets acquired from business acquisitions less cash acquired	-	(6,223)	10,894
Common shares and replacement common share purchase options issued:			
Upon acquisition of TANTAU Software Inc.	-	398,349	-
Upon acquisition of Spyonit.com Inc.	-	-	37,775
Upon acquisition of Ezlogin.com Inc.	-	-	51,186
Common shares issued upon settlement of contingent consideration	1,414	1,330	-

16. Restructuring and other charges

For the years ended December 31, 2002 and 2001, the Company recorded charges for restructuring activities and the write-down of fixed assets, long-term investments, goodwill and other intangible assets.

(a) Restructuring charges:

	Severance	Lease exit costs	Hosting exit costs	Write-down of inventory	Total
Provision, December 31, 2000	$ -	$ -	$ -	$ -	$ -
Activity during the year:					
Restructuring charges	8,888	7,600	-	-	16,488
Cash payments	(6,557)	-	-	-	(6,557)
Non-cash charges	-	(1,007)	-	-	(1,007)
Provision, December 31, 2001	2,331	6,593	-	-	8,924
Activity during the year:					
Restructuring charges	7,991	2,472	7,438	2,748	20,649
Cash payments	(9,355)	(6,957)	(4,951)	-	(21,263)
Non-cash charges	-	(580)	-	(2,748)	(3,328)
Provision, December 31, 2002	$ 967	$ 1,528	$ 2,487	$ -	$ 4,982

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

During 2002, the Company continued with its cost reduction initiatives that it began in 2001. These efforts were implemented in order to reduce overall operating costs and to realign its operating expenses and investments with a view to achieving operational profitability. The Company reduced its worldwide workforce by approximately 198 people, closed redundant facilities, wrote down inventory assets that are no longer part of its future strategy and wrote down unused fixed assets. The Company realigned its workforce following this latest reduction to allow it to continue to focus on delivering software applications and infrastructure software to mobile network operators and servicing its global installed base of financial services clients. In addition, as part of the restructuring, the Company formalized a three-year arrangement with Computer Sciences Corporation ("CSC"), an unrelated party, whereby CSC will provide application hosting services to the Company in order for the Company to support its current hosting agreements until such time as the agreements expire or are assigned to CSC. The Company does not intend to enter into any further hosting agreements and will promote CSC as the preferred supplier of such services.

During 2001, the Company reduced its worldwide workforce by approximately 350 employees, closed redundant facilities and wrote down unused fixed assets in response to the slowdown in the demand for wireless solutions. The Company also recorded stock compensation expense in the amount of $3,625,000 related to the immediate recognition of deferred stock compensation for those employees whose stock options vested upon termination of employment. This amount has been included as part of "stock-based compensation" in the statements of operations.

(b) Write-down of intangible assets, fixed assets and investments:

	2002	2001
Goodwill	$ -	$ 299,572
Acquired technology	1,331	5,252
Other	-	9,909
WAEF technology	-	6,728
	$ 1,331	$ 321,461
Fixed assets	$ 6,293	$ 3,156
Long-term investments (note 6)	$ 5,347	$ 9,975

(i) Intangible assets write-down:
During 2001, the Company performed an assessment of the carrying values of intangible and other assets recorded in connection with its various acquisitions. The assessment was performed because a number of factors indicated that an impairment had arisen in the year ended December 31, 2001. The main indicators of impairment were the significant changes in valuations of companies in the technology sector, a reduction in the multiples used in valuing technology companies, such as revenue multiples, significant negative industry and economic trends impacting both the Company's current operations and expected future growth rates, and decisions made by the Company related to the abandonment of certain acquired technology. Based on these factors, the Company concluded that a significant other than temporary impairment existed with respect to the Company's intangible assets, which primarily relates to the goodwill and acquired technology associated with the acquisitions of Ezlogin, Spyonit and TANTAU.

In quantifying the impairment charge, the Company compared the expected future cash flows of each acquisition, including terminal value, to the respective carrying value of the assets of the business. Variables in the cash flows include estimated revenue contribution to the Company's overall revenues and estimated costs. The cash flow periods

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

used ranged between three and five years, consistent with the useful life of the related asset acquired. The discount rate ranged between 15% and 20% and is based on the risk-free rate, adjusted for risk factors of the acquired company.

As a result of the Company's review, the Company determined that the carrying values of the acquired businesses were not fully recoverable. Accordingly, the Company recorded $321,461,000 write-down of intangible and other assets based on the amount by which the carrying amount of the intangible and other assets exceeded the fair value calculated as described in the preceding paragraph. The goodwill and intangible assets write-down relates to the goodwill and intangible assets that arose in the business acquisitions that the Company acquired primarily through the issuance of shares and replacement options which were valued, for accounting purposes, on the respective dates of the acquisition which were significantly higher than the Company's share trading price at the time of determining the existence of an impairment.

(ii) Investments:
For the years ended December 31, 2002 and 2001, the Company performed reviews of its investments. Due to adverse changes in operating market conditions, several of the Company's investments in other companies have experienced a significant other than temporary decline in their values. In order to determine the amount of the write-down, the Company assessed the fair market values of its investments and compared it to the investments' carrying values. The fair market value of these investments was based on a combination of the following: (a) if public, recent trading prices and the trend in trading prices; (b) values indicated by recent rounds of financing in the investee company; (c) valuations performed by the investee company or venture capitalists if the investee company is seeking a round of financing; and (d) changes in the market value of the investment relative to industry indices.

During the years ended December 31, 2002 and 2001, the Company recorded provisions of $5,347,000 and $9,975,000, respectively against investments as its investments experienced significant other than temporary declines in their values.

17. Contingent liabilities

The Company has been named in several class actions filed in federal court in the Southern District of New York between approximately June 13, 2001 and June 28, 2001 (collectively the "IPO Allocation Litigation").

The IPO Allocation Litigation was filed on behalf of purported classes of plaintiffs who acquired the Company's common shares during certain periods. In addition to the Company, the named defendants in actions similar to the IPO Allocation Litigation include over 180 other issuers that have had initial public offerings since 1998. The complaints in the IPO Allocation Litigation name as defendants some of the current or former directors and officers of the Company (the "Individual Defendants") and underwriters of the Company's initial public offering of securities ("Underwriter Defendants").

In general, the complaints in the IPO Allocation Litigation allege that the Underwriter Defendants:

(i) allocated shares of the Company's offering of equity securities to certain of their customers, in exchange for which these customers agreed to pay the Underwriter Defendants extra commissions on transactions in other securities; and

(ii) allocated shares of the Company's initial public offering to certain of the Underwriter Defendants' customers, in exchange for which the customers agreed to purchase additional common shares of the Company in the after-market at certain pre-determined prices.

The Company intends to vigorously defend itself and the Individual Defendants against these claims made in the IPO Allocation Litigation. However, due to the inherent uncertainties of litigation and because the IPO Allocation Litigation

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

is at a preliminary stage, the Company cannot accurately predict the ultimate outcome of this matter.

18. Comparative figures

Certain reclassifications of 2001 and 2000 amounts have been made to facilitate comparison with the current year.

19. Canadian and U.S. accounting policy differences

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

Statement of comprehensive income:

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity except those arising from transactions with shareholders.

	2002	2001	2000
Loss based on Canadian GAAP and U.S. GAAP	$ (87,407)	$ (554,204)	$ (63,264)
Other comprehensive income, net of income taxes:			
Unrealized holding gains (losses) arising during the year	-	-	3,500
Realized gains included in income	-	(3,500)	-
Cumulative translation adjustment	9	(52)	-
Comprehensive loss based on U.S. GAAP	$ (87,398)	$ (557,756)	$ (59,764)

As described in note 6(c)(ii), the Company had an investment in a publicly traded entity which the Company classified as an available-for-sale security. Under U.S. GAAP, the Company would record the investment at fair value, and record any unrealized gain or loss as a separate component of stockholders' equity. As at December 31, 2000 this would have resulted in investments and stockholders' equity on the balance sheet being increased by $3,500,000 and a separate caption in stockholders' equity entitled "accumulated other comprehensive income" with a balance of $3,500,000. As the Company sold the investment in 2001, the comprehensive income was appropriately adjusted to reflect the disposition.

Supplemental disclosures required under U.S. GAAP include the following:

(a) Recent accounting pronouncements:

(i) In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146

Years ended December 31, 2002, 2001 and 2000 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

requires that a liability be recognized for exit or disposal costs effectively only when the liability is incurred, rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company is currently assessing the impact of the new standard.

(ii) In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees, that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. As at December 31, 2002, the Company had no guarantees that require disclosures under the standard.

(b) Other disclosures:

Included in accrued liabilities at December 31, 2002 is a restructuring provision of $4,982,000 (2001 - $8,900,000). At December 31, 2000, accrued compensation expenses of $3,300,000, accrued acquisition costs of $9,000,000 and consulting fees of $2,100,000 accounted for more than 5% of current liabilities.

Included in sales and marketing expenses is $150,000 (2001 - $925,000; 2000 - $56,000) of bad debt expenses.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements and all of the information included in this annual report have been prepared by and are the responsibility of management and the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reflect management's best estimates and judgements based on currently available information. The significant accounting policies which management believes are appropriate for the Company are described in Note 2 of the consolidated financial statements.

The Company has developed and maintains an appropriate system for internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management's performance of its financial reporting responsibilities. The Board has appointed an Audit Committee comprised of three Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors. The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

John J Sims
Chief Executive Officer
724 Solutions Inc.

Glenn Barrett
Chief Financial Officer
724 Solutions Inc.

Auditor's Report To The Shareholders

We have audited the consolidated balance sheets of 724 Solutions Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
January 21, 2003.

Selected Financial Data

Years ended December 31, 2002, 2001, 2000, 1999 and 1998 *(in thousands of U.S. dollars, except number of shares and per share amounts)*

The selected consolidated statement of operations data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data as of December 31, 2002 and 2001 have been derived from our audited financial statements, which are included elsewhere in this report. The selected statement of operations data for the years ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 2000, 1999 and 1998 have been derived from other audited financial statements not included in this report. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	2002	2001	2000	1999	1998
Revenue:					
Product	$ 8,823	$ 27,054	$ 14,191	$ 1,697	$ 1,678
Less stock-based compensation related to software development			(248)	(1,644)	(1,395)
Services	11,905	16,763	7,303	1,169	208
Total Revenue	$ 20,728	$ 43,817	$ 21,246	$ 1,222	$ 491
Operating expenses:					
Cost of revenue	7,277	19,286	12,560	1,839	61
Research and development	16,636	39,052	28,876	7,158	2,087
Sales and marketing	17,241	36,807	12,531	2,574	378
General and administrative	6,973	15,904	13,868	3,609	502
Depreciation	5,068	8,142	3,946	752	88
Amortization of intangible assets	4,418	80,172	18,843	-	-
Stock-based compensation:					
Cost of revenue	311	411	653	19	21
Research and development	10,872	27,730	3,748	97	107
Sales and marketing	3,833	11,077	484	24	27
General and administrative	2,787	7,951	1,530	25	26
Restructuring costs	20,649	16,488	-	-	-
Write-down of fixed assets and goodwill and other intangible assets	7,624	324,617	-	-	-
Total operating expenses	$ 103,689	$ 587,637	$ 97,039	$ 16,097	$ 3,297
Loss from operations	(82,961)	(543,820)	(75,793)	(14,875)	(2,806)
Interest income	751	5,773	11,582	1,044	107
Equity in loss of affiliate	-	(1,591)	(943)	-	-
Loss before write-down of long-term investments	$ (82,210)	$ (539,638)	$ (65,154)	$ (13,831)	$ (2,699)
Gain (loss) on sale of investments	150	(4,591)	-	-	-
Write-down of long-term investments	(5,347)	(9,975)	-	-	-
Dilution gain	-	-	1,890	-	-
Loss for the period	$ (87,407)	$ (554,204)	$ (63,264)	$ (13,831)	$ (2,699)
Basic and diluted loss per share	$ (1.47)	$ (9.72)	$ (1.71)	$ (0.82)	$ (0.47)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	59,419	57,015	36,963	16,887	5,784
Cash and cash equivalents (note 4)	$ 19,129	$ 60,279	$ 73,898	$ 65,287	$ 2,976
Short-term investments (note 4)	19,524	28,857	92,726	-	-
Working capital	27,306	75,512	149,782	58,805	2,333
Intangible and other assets	13,983	35,729	90,563	1,100	-
Total assets	55,666	135,830	287,316	73,242	3,892
Total shareholders' equity	41,289	109,246	262,263	62,168	3,193

Market Prices of 724 Solutions' Common Shares

Our common shares are listed on the NASDAQ SmallCap Market under the symbol "SVNX" and on The Toronto Stock Exchange under the symbol "SVN". The following table sets forth the high and low closing sales prices per share of our common shares as reported on the NASDAQ SmallCap Market and the Toronto Stock Exchange for each of the quarters during the fiscal year ending December 31, 2002 and 2001.

Year ended December 31, 2002

	NASDAQ NATIONAL MARKET : HIGH	NASDAQ NATIONAL MARKET : LOW	TORONTO STOCK EXCHANGE : HIGH	TORONTO STOCK EXCHANGE : LOW
First Quarter	US$ 2.58	US$ 1.28	Cdn.$ 4.13	Cdn.$ 2.06
Second Quarter	US$ 1.31	US$ 0.45	Cdn.$ 2.08	Cdn.$ 0.67
Third Quarter	US$ 0.60	US$ 0.32	Cdn.$ 0.94	Cdn.$ 0.52
Fourth Quarter	US$ 0.73	US$ 0.26	Cdn.$ 1.25	Cdn.$ 0.44

Year ended December 31, 2001

	NASDAQ NATIONAL MARKET : HIGH	NASDAQ NATIONAL MARKET : LOW	TORONTO STOCK EXCHANGE : HIGH	TORONTO STOCK EXCHANGE : LOW
First Quarter	US$ 27.62	US$ 9.40	Cdn.$ 41.82	Cdn.$ 15.00
Second Quarter	US$ 12.13	US$ 5.80	Cdn.$ 18.78	Cdn.$ 8.83
Third Quarter	US$ 7.57	US$ 2.02	Cdn.$ 11.16	Cdn.$ 3.13
Fourth Quarter	US$ 2.80	US$ 1.07	Cdn.$ 4.50	Cdn.$ 1.70

As of March 1, 2003, 59,833,492 of our common shares were outstanding. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Record Holders

As of February 28, 2003, there were 331 registered holders of our common shares, approximately 189 of which had addresses in the U.S. These record holders owned 38,420,000, or approximately 64%, of our issued and outstanding common shares.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Tax Information

We are incorporated in Ontario, Canada. Certain U.S. and Canadian tax laws may impact any transactions that you make in our common shares, and other matters. Our annual report on Form 10-K will contain a summary of these provisions.

Annual Meeting

The Annual General Meeting of Shareholders of 724 Solutions Inc. will be held on April 24, 2003 at 11:00 am, in Toronto, Ontario, Canada.

Transfer Agent

Computershare Trust
Company of Canada

Auditors

KPMG LLP, Toronto

Investor and Public Relations

ir@724.com

Share Information

Market Listings [Symbol]
Toronto Stock Exchange [SVN]
NASDAQ [SVNX]

Corporate Information

Internet Site
www.724.com

Canada
724 Solutions Inc.
4101 Yonge St.
Suite 702
Toronto, Ontario
Canada M2P 1N6

T: 416.226.2900
F: 416.226.4456

Board of Directors

Gregory H. Wolfond
Chairman

John J. Sims
Chief Executive Officer

Joseph C. Aragona
General Partner
Austin Ventures

Lloyd F. Darlington
President and CEO
Emfisys & Head, E-Business
Bank of Montreal

James D. Dixon
Former Executive
Bank of America

J. Ian Giffen
Former CFO
Alias Research Inc.

Barry J. Reiter
Chairman, Technology Group and Member of the Executive Committee
Torys

Officers

John J. Sims
Chief Executive Officer

Glenn Barrett
Chief Financial Officer and Senior Vice President, Corporate Services

Kit Brunning
General Manager, Financial Institutions

Dick Costolo
Senior Vice President, MNO Solutions

Patrick Engel
Vice President, Development, Financial Applications

Greg Gassman
Senior Vice President,
Worldwide Sales

Russ Green
Vice President Development, XMG and XSAM

Eric Lowy
General Counsel and Corporate Secretary

Steve Olechowski
Vice President Development, XAG and XMM

Alan Prenoveau
Senior Vice President, MNO Consulting & Delivery Services

Elda Rudd
Vice President, Corporate Marketing

7·24 solutions™

[illegible]

4101 Yonge St.
Suite 702
Toronto, Ontario
Canada M2P 1N6

T: 416.226.2900
F: 416.226.4456

For a listing of our international offices, please visit our website at

www.724.com